                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     Post-Effective Amendment No.         (File No.          )               / /
                                  -------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

     Amendment No.   14    (File No. 811-07475)                              /X/
                   -------

                        (Check appropriate box or boxes)

              RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1
                  (previously ACL VARIABLE ANNUITY ACCOUNT 1)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                  RiverSource Life Insurance Co. of New York
            (previously American Centurion Life Assurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

20 Madison Avenue Extension, Albany NY                                    12203
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)                  (Zip Code)

Depositor's Telephone Number, including Area Code                 (612) 671-3678
--------------------------------------------------------------------------------

  Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
----------------------------------------------------------------------------
the Privileged Assets Select Annuity described herein ("Certificate") on a new
------------------------------------------------------------------------------
Form N-4. Interests under the Certificate were previously registered on Form
----------------------------------------------------------------------------
N-4 (File No. 333-00041). IDS Life Insurance Company of New York ("IDS Life of
------------------------------------------------------------------------------
New York") became the issuer of the Certificates following the merger of its
----------------------------------------------------------------------------
wholly-owned subsidiary, American Centurion Life Assurance Company, with and
----------------------------------------------------------------------------
into IDS Life of New York. At the time of the merger, IDS Life of New York was
------------------------------------------------------------------------------
renamed RiverSource Life Insurance Co. of New York ("RiverSource Life of NY").
------------------------------------------------------------------------------
As a result of the merger, ACL Variable Annuity Account 1 was transferred to
----------------------------------------------------------------------------
RiverSource Life of New York and changed its name to RiverSource of New York
----------------------------------------------------------------------------
Variable Annuity Account 1.
---------------------------

PROSPECTUS


JAN. 2, 2007


PRIVILEGED ASSETS(R) SELECT ANNUITY

GROUP FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY


ISSUED BY: RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK (RIVERSOURCE LIFE OF NY)


           20 Madison Avenue Extension
           Albany, NY 12203
           Telephone: (518) 452-4150 (Albany area)
           (800) 633-3563


           RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1
           (PREVIOUSLY ACL VARIABLE ANNUITY ACCOUNT 1)


This prospectus contains information that you should know before investing. Prospectuses are also available for:

o     AIM Variable Insurance Funds

o     American Century Variable Portfolios, Inc.

o     Credit Suisse Trust

o     Janus Aspen Series: Institutional Shares


o     RiverSource(SM) Variable Portfolio Funds


Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CERTIFICATE IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CERTIFICATE INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC, and is available without charge by contacting RiverSource Life of NY at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).


Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.


This prospectus provides a general description of the certificate. Your actual certificate and any riders or endorsements are the controlling documents. RiverSource Life of NY has not authorized any person to give any information or to make any representation regarding the certificate other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 1

TABLE OF CONTENTS

KEY TERMS .............................................................     3
THE CERTIFICATE IN BRIEF ..............................................     4
EXPENSE SUMMARY .......................................................     5
CONDENSED FINANCIAL INFORMATION (UNAUDITED) ...........................     8
FINANCIAL STATEMENTS ..................................................     9
THE VARIABLE ACCOUNT AND THE FUNDS ....................................    10
THE FIXED ACCOUNT .....................................................    14
BUYING YOUR CERTIFICATE ...............................................    14
CHARGES ...............................................................    16
VALUING YOUR INVESTMENT ...............................................    17
MAKING THE MOST OF YOUR CERTIFICATE ...................................    18
SURRENDERS ............................................................    21
CHANGING OWNERSHIP ....................................................    22
BENEFITS IN CASE OF DEATH .............................................    22
THE ANNUITY PAYOUT PERIOD .............................................    23
TAXES .................................................................    24
VOTING RIGHTS .........................................................    26
SUBSTITUTION OF INVESTMENTS ...........................................    26
ABOUT THE SERVICE PROVIDERS ...........................................    27
TABLE OF CONTENTS OF THE
   STATEMENT OF ADDITIONAL INFORMATION ................................    27

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Centurion Life Assurance Company merged into its affiliate, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any certificate.



2 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

KEY TERMS

These terms can help you understand details about your certificate.


ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.


ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.

ANNUITY PAYOUTS: A fixed amount paid at regular intervals under one of several plans.

ANNUITY START DATE: The date when annuity payouts are scheduled to begin. This date is established when you start your certificate. You can change it in the future.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the certificate is in force.

CERTIFICATE VALUE: The total value of your certificate before we deduct any applicable charges.

CERTIFICATE YEAR: A period of 12 months, starting on the effective date of your certificate and on each anniversary of the effective date.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

FIXED ACCOUNT: An account to which you may allocate purchase payments. Amounts you allocate to this account earn interest at rates that we declare periodically.

FUNDS: Investment options under your certificate. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

OWNER (YOU, YOUR): The person who controls the certificate (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the certificate's benefits.

QUALIFIED ANNUITY: A certificate that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Code, including rollovers from qualified plans

o     Simplified Employee Pension IRA (SEP) plans under Section 408(k) of the
      Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other certificates are considered NONQUALIFIED ANNUITIES.


RIVERSOURCE LIFE OF NY: In this prospectus, "we," "us," "our" and "RiverSource Life of NY" refer to RiverSource Life Insurance Co. of New York.


SURRENDER VALUE: The amount you are entitled to receive if you make a full surrender from your certificate. It is the certificate value minus any applicable charges.

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or surrender request) at our home office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our home office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each subaccount invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 3

THE CERTIFICATE IN BRIEF

PURPOSE: The purpose of the certificate is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the fixed account and/or subaccounts under the certificate. These accounts, in turn, may earn returns that increase the value of the certificate. Beginning at a specified time in the future called the retirement date, the certificate provides lifetime or other forms of payout of your certificate value on a fixed basis.

It may not be advantageous for you to purchase this certificate in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare the contract and certificate carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this certificate. You may have to pay a surrender charge when you exchange out of your old contract. If the exchange does not qualify for
Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this certificate, or buy this certificate in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your certificate will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans including IRAs to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions (RMDs). RMDs may reduce the value of certain death benefits (see "Taxes -- Qualified Annuities -- Required minimum distributions"). You should consult your tax advisor before you purchase the certificate as a qualified annuity for an explanation of the potential tax implications to you.

FREE LOOK PERIOD: You may return your certificate for a full refund within 30 days after you receive it. You must invest the portion of the purchase payment you allocate to the variable account in the RiverSource Variable Portfolio - Cash Management Fund subaccount for the period we estimate or calculate your free look right to be in existence (generally 35 days after the certificate issue date.)

If you choose not to keep your certificate, return it to us within the free look period. We will cancel the certificate and we promptly will refund the greater of (1) your purchase payment without investment earnings, or (2) your certificate value plus any amount we deducted from your payment prior to allocation to the variable account or the fixed account.

ACCOUNTS: Currently, you may allocate your purchase payments among any or all of:

o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 10)

o the fixed account, which earns interest at a rate that we adjust periodically. (p. 14)

BUYING YOUR CERTIFICATE: You can purchase a certificate by submitting a complete application. Applications are subject to acceptance at our home office. You may buy a nonqualified annuity or a qualified annuity. You must make an initial lump-sum purchase payment. You have the option of making additional purchase payments in the future.

PURCHASE PAYMENTS:

MINIMUM ALLOWABLE PURCHASE PAYMENTS:

      If paying by installments under a scheduled payment plan:

            $100 per month
            $50 biweekly

      If paying by any other method:

            $2,000 initial payment for nonqualified annuities
            $1,000 initial payment for qualified annuities
            $100 for any additional payments

      Installments must total at least $1,000 in the first year.

MAXIMUM ALLOWABLE PURCHASE PAYMENTS:

      For the first year:

            $1,000,000 for issue ages through 75
            $500,000 for issue ages 76 to 85

      For each subsequent year:

            $50,000


4 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

TRANSFERS: Subject to certain restrictions, you currently may redistribute your certificate value among the accounts until annuity payouts begin. You may establish automated transfers among the accounts. (p. 18)

SURRENDERS: You may surrender all or part of your certificate value at any time before the annuity start date. You may also establish systematic surrenders. There is no surrender charge. Surrenders may be taxable (and include a 10% IRS penalty if made prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. 21)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 22)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary the greater of the certificate value or total purchase payments made less partial surrenders. (p. 22)

ANNUITY PAYOUTS: You can apply your certificate value to an annuity payout plan that begins on the annuity start date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. Payouts will be made on a fixed basis. (p. 23)

TAXES: Generally, income earned on your certificate value grows tax deferred until you surrender it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and nonqualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 24)

LIMITATIONS ON USE OF CERTIFICATE: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to certificate values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE CERTIFICATE. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES YOU WILL PAY AT THE TIME THAT YOU BUY THE CERTIFICATE OR SURRENDER THE CERTIFICATE.

CERTIFICATE OWNER TRANSACTION EXPENSES

SURRENDER CHARGE                                                                                0%

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CERTIFICATE, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL CERTIFICATE ADMINISTRATIVE CHARGE
                                                                                              $30

(We currently waive this charge when purchase payments less partial surrenders is at least $10,000.)

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

MORTALITY AND EXPENSE RISK FEE                                                                  1%


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 5

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CERTIFICATE. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS(a) (Including management fee, distribution and/or service (12b-1) fees and other expenses)

                                                                                         MINIMUM           MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                           0.61%             1.59%

(a)   Each fund deducts management fees and other expenses from fund assets.
      Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See
      "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND
(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                         GROSS TOTAL
                                                                       MANAGEMENT   12b-1      OTHER        ANNUAL
                                                                          FEES      FEES     EXPENSES      EXPENSES
AIM V.I. Core Equity Fund, Series I Shares                                0.60%       --%      0.27%     0.87%(1),(2)
American Century VP Capital Appreciation, Class I                         1.00        --         --      1.00(3)
American Century VP Value, Class I                                        0.93        --         --      0.93(3)
Credit Suisse Trust - Global Small Cap Portfolio                          1.25        --       0.34      1.59(4)
Janus Aspen Series Large Cap Growth Portfolio: Institutional Shares       0.64        --       0.02      0.66(5)
Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares       0.60        --       0.01      0.61(5)
RiverSource(SM) Variable Portfolio - Balanced Fund                        0.47      0.13       0.15      0.75(6),(7),(8)
RiverSource(SM) Variable Portfolio - Cash Management Fund                 0.33      0.13       0.16      0.62(6),(7)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                0.47      0.13       0.17      0.77(6),(7)
RiverSource(SM) Variable Portfolio - International Opportunity Fund       0.79      0.13       0.20      1.12(6),(7),(8)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                0.55      0.13       0.14      0.82(6),(7),(8)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                  0.66      0.13       0.15      0.94(6),(7),(8)

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I.
      Core Equity Fund, Series I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) Fee waivers and/or expense reimbursements reduced expenses for the Portfolio, without which performance would be lower. Waivers and/or reimbursements may be discontinued at any time. After fee waivers and expense reimbursements net expenses would be 1.40% Credit Suisse Trust -
      Global Small Cap Portfolio.

(5) Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) to certain limits until May 1, 2007.

(6) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(7)   The Fund has adopted a plan under Rule 12b-1 of the Investment Company
      Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.



6 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

(8) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio
      - Large Cap Equity Fund, 0.04% for RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - International Opportunity Fund.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CERTIFICATE WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CERTIFICATE ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CERTIFICATE FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the maximum fees and expenses of any of the funds for the last fiscal year. Although your actual costs may be higher or lower, based on this assumption your costs would be:

                   1 YEAR    3 YEARS    5 YEARS     10 YEARS
                   $275.73   $845.87   $1,441.87   $3,052.84

MINIMUM EXPENSES. This example assumes the minimum fees and expenses of any of the funds for the last fiscal year. Although your actual costs may be higher or lower, based on this assumption your costs would be:

                   1 YEAR    3 YEARS    5 YEARS     10 YEARS
                   $175.28   $543.08    $935.17    $2,032.36

* In these examples, the $30 administrative charge is approximated as a .100% charge. This percentage was determined by dividing the total amount of the administrative charges collected during the year that are attributable to the certificate by the total average net assets that are attributable to the certificate.



PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 7

CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of each subaccount. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,                                              2005   2004   2003   2002   2001   2000   1999   1998   1997   1996
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CORE STOCK FUND, SERIES I SHARES* (12/10/1996)
Accumulation unit value at beginning of period                  $1.54  $1.49  $1.23  $1.54  $1.70  $1.64  $1.44  $1.26  $1.00  $1.00
Accumulation unit value at end of period                        $1.58  $1.54  $1.49  $1.23  $1.54  $1.70  $1.64  $1.44  $1.26  $1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                     42     39     68     86    126    140    194    221    155     --

*     AIM V.I. Core Stock Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP CAPITAL APPRECIATION, CLASS I (12/10/1996)
Accumulation unit value at beginning of period                  $1.12  $1.05  $0.88  $1.13  $1.58  $1.46  $0.90  $0.93  $0.97  $1.00
Accumulation unit value at end of period                        $1.35  $1.12  $1.05  $0.88  $1.13  $1.58  $1.46  $0.90  $0.93  $0.97
Number of accumulation units outstanding
at end of period (000 omitted)                                     59     51     57     52     67     85     49     51     42     --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS I (12/10/1996)
Accumulation unit value at beginning of period                  $2.11  $1.86  $1.46  $1.69  $1.51  $1.29  $1.31  $1.27  $1.01  $1.00
Accumulation unit value at end of period                        $2.19  $2.11  $1.86  $1.46  $1.69  $1.51  $1.29  $1.31  $1.27  $1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                     80     79    134    160     94     26     53     50     33     --
------------------------------------------------------------------------------------------------------------------------------------
CREDIT SUISSE TRUST - GLOBAL SMALL CAP PORTFOLIO (12/10/1996)
Accumulation unit value at beginning of period                  $1.18  $1.01  $0.69  $1.06  $1.50  $1.87  $1.16  $1.10  $0.98  $1.00
Accumulation unit value at end of period                        $1.36  $1.18  $1.01  $0.69  $1.06  $1.50  $1.87  $1.16  $1.10  $0.98
Number of accumulation units outstanding
at end of period (000 omitted)                                     77     66     67     76     74     68     67     75     65     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES LARGE CAP GROWTH PORTFOLIO: INSTITUTIONAL SHARES (12/10/1996)
Accumulation unit value at beginning of period                  $1.44  $1.39  $1.06  $1.46  $1.96  $2.32  $1.63  $1.21  $1.00  $1.00
Accumulation unit value at end of period                        $1.48  $1.44  $1.39  $1.06  $1.46  $1.96  $2.32  $1.63  $1.21  $1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                    319    345    365    391    492    594    472    352    230     --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: INSTITUTIONAL SHARES (12/10/1996)
Accumulation unit value at beginning of period                  $1.53  $1.47  $1.20  $1.63  $2.12  $2.54  $1.56  $1.22  $1.00  $1.00
Accumulation unit value at end of period                        $1.60  $1.53  $1.47  $1.20  $1.63  $2.12  $2.54  $1.56  $1.22  $1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                    195    209    250    286    355    390    462    339    252     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at beginning of period                  $1.46  $1.34  $1.13  $1.31  $1.48  $1.53  $1.34  $1.17  $0.99  $1.00
Accumulation unit value at end of period                        $1.50  $1.46  $1.34  $1.13  $1.31  $1.48  $1.53  $1.34  $1.17  $0.99
Number of accumulation units outstanding
at end of period (000 omitted)                                     42     48     52     57     58     64     69     63     44     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at beginning of period                  $1.20  $1.20  $1.21  $1.21  $1.18  $1.12  $1.08  $1.04  $1.00  $1.00
Accumulation unit value at end of period                        $1.22  $1.20  $1.20  $1.21  $1.21  $1.18  $1.12  $1.08  $1.04  $1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                      7      9      9      9      9      8     46    170    189     --

*     The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were
      2.53% and 2.56%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at beginning of period                  $1.34  $1.29  $1.25  $1.19  $1.12  $1.07  $1.07  $1.06  $0.99  $1.00
Accumulation unit value at end of period                        $1.35  $1.34  $1.29  $1.25  $1.19  $1.12  $1.07  $1.07  $1.06  $0.99
Number of accumulation units outstanding
at end of period (000 omitted)                                     28     21     53     33     30     14     19     21     15     --
------------------------------------------------------------------------------------------------------------------------------------


8 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.00% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,                                              2005   2004   2003   2002   2001   2000   1999   1998   1997   1996
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at beginning of period                  $1.06  $0.91  $0.72  $0.89  $1.26  $1.69  $1.17  $1.03  $1.01  $1.00
Accumulation unit value at end of period                        $1.20  $1.06  $0.91  $0.72  $0.89  $1.26  $1.69  $1.17  $1.03  $1.01
Number of accumulation units outstanding
at end of period (000 omitted)                                     26     24     17     19     18     15     11     15     14     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at beginning of period                  $1.24  $1.18  $0.92  $1.20  $1.48  $1.81  $1.48  $1.20  $0.98  $1.00
Accumulation unit value at end of period                        $1.30  $1.24  $1.18  $0.92  $1.20  $1.48  $1.81  $1.48  $1.20  $0.98
Number of accumulation units outstanding
at end of period (000 omitted)                                     41     40     53     55     62     75     82     50     23     --
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND* (12/9/1996)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND)
Accumulation unit value at beginning of period                  $0.95  $0.88  $0.69  $1.02  $1.54  $1.91  $1.13  $1.11  $1.00  $1.00
Accumulation unit value at end of period                        $1.03  $0.95  $0.88  $0.69  $1.02  $1.54  $1.91  $1.13  $1.11  $1.00
Number of accumulation units outstanding
at end of period (000 omitted)                                     56     62     92    100    129    121     58     65     42     --

*     RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund merged into RiverSource(SM) Variable Portfolio - Mid Cap
      Growth Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts in the SAI.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 9

THE VARIABLE ACCOUNT AND THE FUNDS


THE VARIABLE ACCOUNT: The variable account was established under New York law on Dec. 1, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life of NY.


The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the certificate owner would be currently taxed on income earned within the certificate. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the certificate, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the certificate continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the certificate as necessary to comply with any new tax laws.

THE FUNDS: The certificate currently offers subaccounts investing in shares of the funds listed in the table below.

o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

o FUND NAME AND MANAGEMENT: A fund underlying your certificate in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund name and management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

o     REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
      INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a certificate, which funds to add to a certificate and which funds will no longer be offered in a certificate. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, fund performance, fund expenses, classes of fund shares available, size of the fund, and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to, compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.


      We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (unaffiliated funds) currently ranges up to 0.55% of the average daily net assets invested in the fund through this certificate and other contracts and certificates we or our affiliates issue.



10 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

      In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to, publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.


      The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (affiliated funds) that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations we make regarding whether you should invest in the certificate, and whether you should allocate purchase payments or certificate value to a subaccount that invests in a particular fund (see "About the Service Providers").


      The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the certificate (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate certificate value to the subaccount that invests in that fund.

      Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o     Compensating, training and educating sales personnel.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the certificates including promoting the funds available under the certificates to prospective and existing certificate owners.

      o Providing sub-transfer agency and shareholder servicing to certificate owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the certificates.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to certificate owners, including education of certificate owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 11

YOU CAN DIRECT YOUR NET PREMIUMS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:

-----------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVES AND POLICIES                              INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity         Growth of capital. Invests normally at least 80% of its net     A I M Advisors, Inc.
Fund, Series I Shares        assets, plus the amount of any borrowings for investment
                             purposes, in equity securities, including convertible
                             securities of established companies that have long-term
                             above-average growth in earnings and dividends and growth
                             companies that are believed to have the potential for above-
                             average growth in earnings and dividends. The Fund may
                             invest up to 25% of its total assets in foreign securities.

-----------------------------------------------------------------------------------------------------------------------------------
American Century VP          Capital growth. Invests primarily in common stocks that are     American Century Investment
Capital Appreciation,        considered by management to have better-than-average            Management, Inc.
Class I                      prospects for appreciation.

-----------------------------------------------------------------------------------------------------------------------------------
American Century VP          Capital growth, with income as a secondary objective.           American Century Investment
Value, Class I               Invests primarily in stocks of companies that management        Management, Inc.
                             believes to be undervalued at the time of purchase.

-----------------------------------------------------------------------------------------------------------------------------------
Credit Suisse Trust -        Long-term growth of capital. Invests primarily in equity        Credit Suisse Asset Management,
Global Small Cap Portfolio   securities of small companies from at least three countries     LLC, investment adviser; Credit
                             including the U.S.                                              Suisse Asset Management Limited
                                                                                             ("Credit Suisse Asset Management,
                                                                                             LLC's" affiliates in U.K. and Japan,
                                                                                             and Credit Suisse Asset Management
                                                                                             (Australia) Limited), sub-advisers.

-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Large     Long-term growth of capital in a manner consistent with the     Janus Capital
Cap Growth Portfolio:        preservation of capital. Invests under normal circumstances
Institutional Shares         at least 80% of its net assets in large-sized companies.
                             Large-sized companies are those whose market
                             capitalization falls within the range of companies in the
                             Russell 1000(R) Index at the time of purchase.

-----------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series           Long-term growth of capital in a manner consistent with the     Janus Capital
Worldwide Growth             preservation of capital. Invests primarily in common stocks
Portfolio: Institutional     of companies of any size located throughout the world. The
Shares                       Portfolio normally invests in issuers from at least five
                             different countries, including the United States. The
                             Portfolio under unusual circumstances invests in fewer than five countries or even a single country.

-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Maximum total investment return through a combination of        RiverSource Investments
Portfolio - Balanced Fund    capital growth and current income. Invests primarily in a
                             combination of common and preferred stocks, bonds and
                             other debt securities. Under normal market conditions, at
                             least 50% of the Fund's total assets are invested in common stocks and no less than 25% of the Fund's total assets are invested in debt securities. The Fund may invest up to 25%
                             of its total assets in foreign investments.

-----------------------------------------------------------------------------------------------------------------------------------


12 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

-----------------------------------------------------------------------------------------------------------------------------------
FUND                         INVESTMENT OBJECTIVES AND POLICIES                              INVESTMENT ADVISER
-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Maximum current income consistent with liquidity and            RiverSource Investments
Portfolio - Cash             stability of principal. Invests primarily in money market
Management Fund              instruments, such as marketable debt obligations issued by corporations or the U.S. government or its agencies, bank
                             certificates of deposit, bankers' acceptances, letters of
                             credit, and commercial paper, including asset-backed
                             commercial paper.

-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         High level of current income while attempting to conserve       RiverSource Investments
Portfolio - Diversified      the value of the investment and continuing a high level of
Bond Fund                    income for the longest period of time. Under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the Fund's net assets will be invested in securities like those included in the Lehman Brothers Aggregate Bond Index (Index),
                             which are investment grade and denominated in
                             U.S. dollars. The Index includes securities issued by the
                             U.S. government, corporate bonds, and mortgage- and
                             asset-backed securities. Although the Fund emphasizes
                             high- and medium-quality debt securities, it will assume
                             some credit risk to achieve higher yield and/or capital
                             appreciation by buying lower-quality (junk) bonds.
-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Capital appreciation. Invests primarily in equity securities    RiverSource Investments, adviser;
Portfolio - International    of foreign issuers that offer strong growth potential. The      Threadneedle International Limited,
Opportunity Fund             Fund may invest in developed and in emerging markets.           an indirect wholly-owned subsidiary
                                                                                             of Ameriprise Financial,
                                                                                             subadviser.
-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Capital appreciation. Under normal market conditions, the       RiverSource Investments
Portfolio - Large Cap        Fund invests at least 80% of its net assets in equity
Equity Fund                  securities of companies with market capitalization greater than $5 billion at the time of purchase.
-----------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable         Growth of capital. Under normal market conditions, the          RiverSource Investments
Portfolio - Mid Cap          Fund invests at least 80% of its net assets in equity
Growth Fund                  securities of mid capitalization companies. The investment manager defines mid-cap companies as those whose market
                             capitalization (number of shares outstanding multiplied by the share price) falls within the range of the Russell
                             Midcap(R) Growth Index.
-----------------------------------------------------------------------------------------------------------------------------------


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 13

THE FIXED ACCOUNT

You also may allocate purchase payments to the fixed account. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the fixed account increases as we credit interest to the account. Purchase payments and transfers to the fixed account become part of our general account. We credit interest daily and compound it annually. The interest rate we apply to each purchase payment and transfer to the fixed account is guaranteed for one year. Thereafter, we will change the rates from time to time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing company annuities, product design, competition, and our revenues and expenses.

Interests in the fixed account are not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Certificate -- Transfer policies" for restrictions on transfers involving the fixed account.)

BUYING YOUR CERTIFICATE

Our representative can help you prepare and submit your application. Alternatively, you may ask us for the forms and prepare them yourself. As the owner, you have all rights and may receive all benefits under the certificate. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy.

When you apply, you may select:

o     the fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o the date you want to start receiving annuity payouts (the annuity start date); and

o     a beneficiary.

If your application is complete, we will process it and apply your purchase payment to the fixed account and subaccounts you selected within two business days after we receive it at our home office. If we accept your application, we will send you a certificate. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our home office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our home office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

THE ANNUITY START DATE

Annuity payouts are to begin on the annuity start date. Your selected date can align with your actual retirement from a job, or it can be a different date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES, the annuity start date must be:

o     no earlier than the 30th day after the certificate's effective date; and

o     no later than the annuitant's 85th birthday.

FOR QUALIFIED ANNUITIES, to comply with IRS regulations, the annuity start date generally must be:

o by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2.

If you satisfy your RMDs in the form of partial surrenders from this certificate, annuity payouts can start as late as, but not later than, the annuitant's 85th birthday.

BENEFICIARY

If death benefits become payable before the annuity start date while the certificate is in force and before annuity payouts begin, we will pay your named beneficiary all or part of the certificate value. If there is no named beneficiary, then the default provisions of your contract apply. (See "Benefits in Case of Death" for more about beneficiaries.)


14 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

PURCHASE PAYMENTS

MINIMUM ALLOWABLE PURCHASE PAYMENTS(1)

      If paying by installments under a scheduled payment plan:

            $100 per month
            $50 biweekly

      If paying by any other method:

            $2,000 initial payment for nonqualified annuities
            $1,000 initial payment for qualified annuities
            $100 for any additional payments

      Installments must total at least $1,000 in the first year.

(1) If you do not make any purchase payments for the most recent 36 months, and your previous payments total $1,000 or less, we have the right to give you 30 days' written notice and pay you the total value of your certificate in a lump sum.

MAXIMUM ALLOWABLE PURCHASE PAYMENTS(2) (for the first year, this is based on your age or the age of the annuitant (whoever is older) on the effective date of the certificate):

      For the first year:

            $1,000,000 through age 75
            $500,000 for ages 76 to 85

      For each subsequent year:

            $50,000


(2) These limits apply in total to all RiverSource Life of NY annuities and certificates you own. We reserve the right to increase maximum limits or reduce age limits. For qualified annuities the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.


HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and certificate number to:

Regular mail:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

BOX 5550
ALBANY, NY 12205

Express mail:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

20 MADISON AVENUE EXTENSION
ALBANY, NY 12203

2 BY SCHEDULED PAYMENT PLAN

Through:

o     a bank authorization.

3 OTHER METHOD ACCEPTABLE TO US


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 15

CHARGES

ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the certificate value on your certificate anniversary at the end of each certificate year. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total certificate value.

We will waive this charge for any certificate year where:

o the total purchase payments (less partial surrenders) on the current certificate anniversary is $10,000 or more; or

o     a death benefit is payable; or

o     you surrender the certificate in full.

This charge does not apply after annuity payouts begin.

We reserve the right to impose the administrative charge on all certificates, including those with purchase payments equal to or greater than $10,000.

MORTALITY AND EXPENSE RISK FEE

We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee and it totals 1% of their average daily net assets on an annual basis. This fee covers the mortality risk and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract and certificates, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because the administrative charge may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

OTHER INFORMATION ON CHARGES

There is no surrender charge if you take a total or a partial surrender from your certificate.

In some cases, we may incur lower sales and administrative expenses. In those cases, we may, at our discretion, reduce or eliminate the administrative charge. However, we expect this to occur infrequently.


16 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

VALUING YOUR INVESTMENT

We value your fixed account and subaccounts as follows:

FIXED ACCOUNT

We value the amounts allocated to the fixed account directly in dollars. The fixed account value equals:

o the sum of your purchase payments and transfer amounts allocated to the fixed account;

o     plus interest credited;

o     minus the sum of amounts surrendered and amounts transferred out; and

o     minus any prorated portion of the administrative charge.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your certificate for that account. Conversely, we subtract a certain number of accumulation units from your certificate each time you take a partial surrender, transfer amounts out of a subaccount or we assess an administrative charge.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocate to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial surrenders; and/or

o     deduction of a prorated portion of the administrative charge.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses;

o     fund operating expenses; and

o     mortality and expense risk fees.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 17

MAKING THE MOST OF YOUR CERTIFICATE

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                           NUMBER
By investing an equal number                                    AMOUNT    ACCUMULATION    OF UNITS
of dollars each month ...                              MONTH   INVESTED    UNIT VALUE    PURCHASED
                                                        Jan      $100          $20          5.00
you automatically buy                                   Feb       100           18          5.56
more units when the                                     Mar       100           17          5.88
per unit market price is low ... -------------->        Apr       100           15          6.67
                                                        May       100           16          6.25
                                                        Jun       100           18          5.56
and fewer units                                         Jul       100           17          5.88
when the per unit                                       Aug       100           19          5.26
market price is high.            -------------->        Sept      100           21          4.76
                                                        Oct       100           20          5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact our home office. Some restrictions may apply.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer certificate value from any one subaccount, or the fixed account, to another subaccount before annuity payouts begin.

When your request to transfer will be processed depends on when we receive it:

o If we receive your transfer request at our home office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

o If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.

We may suspend or modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CERTIFICATE IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CERTIFICATE. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CERTIFICATE, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and


18 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the certificate. If market timing causes the returns of an underlying fund to suffer, certificate value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the certificate and your beneficiary(ies) under the certificate a financial loss.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CERTIFICATE VALUE AMONG THE
SUBACCOUNTS:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a certificate owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, it, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your certificate and the terms of your certificate. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each certificate, we will apply the policy described above to all certificate owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts or certificates may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower certificate values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CERTIFICATE, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CERTIFICATE AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE BUT NOT BE LIMITED TO PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CERTIFICATE TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CERTIFICATE VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CERTIFICATE IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the certificate, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund, may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 19

o Funds that are available as investment options under the certificate may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the certificate that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSES TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer certificate values between the subaccounts, from the subaccounts to the fixed account or from the fixed account to the subaccounts.

o     The amount transferred to any one account must be at least $100.

HOW TO REQUEST A TRANSFER OR SURRENDER

1 BY LETTER

Send your name, certificate number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or surrender to:

Regular mail:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

P.O. BOX 5550
ALBANY, NY 12205

Express mail:


RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

20 MADISON AVENUE EXTENSION
ALBANY, NY 12203

MINIMUM AMOUNT

Transfers or surrenders: $100 or entire account balance

MAXIMUM AMOUNT

Transfers or surrenders: Certificate value or entire account balance

*     Failure to provide your Social Security Number or Taxpayer
      Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL SURRENDERS

You can set up automated transfers among your subaccounts or fixed account or partial surrenders from the accounts.

You can start or stop this service by written request or other method acceptable to us. You must allow 30 days for us to change any instructions that are currently in place.

o Automated surrenders may be restricted by applicable law under some certificates.

o Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

o The balance in any account from which you make an automated transfer or automated partial surrender must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.

o If we must suspend your automated transfer or automated partial surrender arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

MINIMUM AMOUNT

Transfers or surrenders: $100


20 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

3 BY TELEPHONE


Call between 8 a.m. and 4:30 p.m. Eastern time:

(800) 633-3565

MINIMUM AMOUNT

Transfers or surrenders: $100 or entire account balance

MAXIMUM AMOUNT

Transfers:               Certificate value or entire account balance
Surrenders:              $5,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or surrender requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow a telephone surrender within 30 days of a phoned in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers or surrenders are automatically available. You may request that telephone transfers or surrenders not be authorized from your account by writing to us.

SURRENDERS

You may surrender all or part of your certificate at any time before annuity payouts begin by sending us a written request or by calling us. We will process your surrender request on the valuation date we receive it. If we receive your surrender request at our home office before the close of business, we will process your surrender using the accumulation unit value we calculate on the valuation date we received your surrender request. If we receive your surrender request at our home office at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may ask you to return the certificate. You may have to pay administrative charges (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make surrenders after annuity payouts begin.

Any partial surrenders you take under the certificate will reduce your certificate value. As a result, the value of your death benefit will also be reduced. In addition, surrenders you are required to take to satisfy RMDs under the Code may reduce the value of your death benefit (see "Taxes -- Qualified Annuities -- Required minimum distributions").

SURRENDER POLICIES

If you have a balance in more than one account and you request a partial surrender, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total certificate value, unless you request otherwise.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you.

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the surrender amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      --    trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 21

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our home office. The change will become binding on us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your certificate as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a certificate may be transferred to the annuitant.

BENEFITS IN CASE OF DEATH

If you or the annuitant die before annuity payouts begin while the certificate is in force, we will pay the beneficiary the greater of:

o     certificate value; or

o     purchase payments minus partial surrenders.

IF YOU DIE BEFORE YOUR RETIREMENT DATE: When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the certificate's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES: If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the certificate as owner. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the certificate in force.

If your beneficiary is not your spouse, we will pay the beneficiary in a lump sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this certificate if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the certificate as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout plan, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

o NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age
      70 1/2, the beneficiary may elect to receive payouts from the certificate over a five year period. If your beneficiary does not elect a five year payout, or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a lump sum unless the beneficiary elects to receive payouts under any annuity payout plan available under this certificate if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


22 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

THE ANNUITY PAYOUT PERIOD

As owner of the certificate, you have the right to decide how and to whom annuity payouts will be made starting at the annuity start date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements.

The amount available to purchase payouts under the plan you select is the certificate value on your annuity start date. We will make annuity payouts on a fixed basis.

Amounts of payouts depend on:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex; and

o     the annuity table in the certificate.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before certificate values are used to purchase the payout plan:

o PLAN A -- LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.

o PLAN B -- LIFE ANNUITY WITH FIVE, TEN OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the annuity start date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C -- LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o PLAN D -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o PLAN E -- PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. In addition, a 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your certificate is a qualified annuity, you must select a payout plan as of the retirement date set forth in your certificate. You have the responsibility for electing a payout plan that complies with your certificate and with applicable law. Your certificate describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or

o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary; or

o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the certificate value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the certificate value to the owner in a lump sum.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 23

TAXES

Generally, under current law, your certificate has a tax-deferral feature. This means any increase in the value of the fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or surrender (see detailed discussion below). Any portion of the annuity payouts and any surrenders you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records.

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts or certificates issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts or certificates.

ANNUITY PAYOUTS: Generally, a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A:
Life annuity - no refund, where the annuitant dies before your investment in the certificate is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the certificate is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the certificate is fully recovered will be subject to tax.

SURRENDERS: If you surrender part or all of your nonqualified annuity before your annuity payouts begin, your surrender payment will be taxed to the extent that the certificate value immediately before the surrender exceeds the investment in the contract. You also may have to pay a 10% IRS penalty for surrenders of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING (INCLUDING IRAS AND SEPS): If you receive taxable income as a result of an annuity payout or a surrender, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding.

If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver the payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a certificate is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the certificate is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of nonnatural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if annuity payouts begin before the first certificate anniversary.


24 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a surrender for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the certificate will be the value of the certificate at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your certificate, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the certificate comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your IRA disclosure statement or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your certificate to fund a retirement plan or IRA that is already tax-deferred under the Code, the certificate will not provide any necessary or additional tax deferral.

ANNUITY PAYOUTS: Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the certificate is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

SURRENDERS: Under a qualified annuity, the entire surrender will generally be includable as ordinary income and is subject to tax unless: (1) the certificate is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions (RMDs) generally beginning at age 70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some certificates with certain death benefits to increase. RMDs may reduce the value of certain death benefits. You should consult your tax advisor for an explanation of the potential tax implications to you.

PENALTIES: If you receive amounts from your qualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death,

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

o     to pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the certificate that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified annuity.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your certificate.


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 25

RIVERSOURCE LIFE OF NY'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.


TAX QUALIFICATION: We intend that the certificate qualify as an annuity for federal income tax purposes. To that end, the provisions of the certificate are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the certificate. We reserve the right to amend the certificate to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the certificate to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As an owner with investments in the subaccounts, you may vote on important fund policies. We will vote fund shares according to your instructions.

The number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

We calculate votes separately for each subaccount. We will send notice of these meetings, proxy materials and a statement of the number of votes to which the voter is entitled.

We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur and if we believe it is in the best interest of persons having voting rights under the certificate, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

o     change the funds in which the subaccounts invest, and

o     make additional subaccounts investing in additional funds.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your certificate (see "Transferring Between Accounts" above).

In the event of substitution of any of these changes, we may amend the certificate and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.


26 PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the certificate, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The certificates are offered to the public through our sales representatives who are registered with the NASD as our representatives. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial. RiverSource Life of NY does not pay RiverSource Distributors any underwriting commissions for its role as principal underwriter of the certificate.

ISSUER

Effective Dec. 31, 2006, American Centurion Life Assurance Company (American Centurion Life), a stock life insurance company organized in 1969 under the laws of the state of New York, was merged into IDS Life Insurance Company of New York (IDS Life of New York), a stock life insurance company organized in 1972 under the laws of the state of New York. Upon the merger, IDS Life of New York, the surviving company, assumed legal ownership of all of the assets of American Centurion Life, including the variable account, and became directly liable for American Centurion Life's liabilities and obligations, including those with respect to the certificate and the variable account. At the time of the merger, IDS Life of New York was renamed RiverSource Life of NY.

RiverSource Life of NY issues the certificates. We are located at 20 Madison Avenue Extension, Albany, NY 12203 and are a wholly-owned subsidiary of RiverSource Life Insurance Company which is a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS.

The SEC, the NASD and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life of NY has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life of NY and its affiliates are involved in other proceedings concerning matters arising in connection with the conduct of their respective business activities. RiverSource Life of NY believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


Calculating Annuity Payouts ...........................................   p. 3
Rating Agencies. ......................................................   p. 3
Revenues Received During Calendar Year 2005. ..........................   p. 3
Principal Underwriter .................................................   p. 4
Independent Registered Public Accounting Firm .........................   p. 4
Financial Statements


PRIVILEGED ASSETS SELECT ANNUITY - PROSPECTUS 27

RIVERSOURCE [LOGO](SM)
         ANNUITIES


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203
(800) 633-3563


   RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products are issued by RiverSource Life Insurance Co. of New York,
   Albany, New York. Both companies are affiliated with Ameriprise Financial
                                Services, Inc.

S-6102 N (1/07)

                      STATEMENT OF ADDITIONAL INFORMATION

                                      FOR

                      PRIVILEGED ASSETS(R) SELECT ANNUITY


              RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1
                  (previously ACL VARIABLE ANNUITY ACCOUNT 1)

                                 JAN. 2, 2007

RiverSource of New York Variable Annuity Account 1 is a separate account of RiverSource Life Insurance Co. of New York (RiverSource Life of NY).


This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below.


RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension
Albany, NY 12203
518-452-4150 (Albany area)
(800) 633-3563

TABLE OF CONTENTS

Calculating Annuity Payouts ....................................   p. 3

Rating Agencies ................................................   p. 3


Revenues Received During Calendar Year 2005 ....................   p. 4


Principal Underwriter ..........................................   p. 4

Independent Registered Public Accounting Firm ..................   p. 4

Financial Statements

CORPORATE CONSOLIDATION


On Dec. 31, 2006, American Centurion Life Assurance Company merged into its affiliate, IDS Life Insurance Company of New York (IDS Life NY). At that time, IDS Life NY changed its name to RiverSource Life Insurance Co. of New York. This merger helped simplify the overall corporate structure because the two life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any certificate.



2 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

CALCULATING ANNUITY PAYOUTS

We guarantee the fixed annuity payout amounts. Once calculated, the payout will remain the same and never change. To calculate annuity payouts we:

o take the total value of the fixed account and the subaccounts at the annuity start date or the date selected to begin receiving annuity payouts; then

o using an annuity table we apply the value according to the annuity payout plan selected.

The annuity payout table we use will be the one in effect at the time chosen to begin annuity payouts. The table will be equal to or greater than the table in the contract.

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as making annuity payouts and paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency ratings given to us, see "Debt & Ratings Information" under "Investors Relations" on our website at ameriprise.com or contact your sales representative. Or view our current ratings by visiting the agency websites directly at:

A.M. Best                                                     www.ambest.com

Fitch                                                   www.fitchratings.com


Moody's                                             www.moodys.com/insurance


Standard & Poor's                                   www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.

Fitch -- Rates insurance companies for their claims-paying ability.


Moody's -- Rates insurance companies for their financial strength.


Standard & Poor's -- Rates insurance companies for their financial strength.


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 3

REVENUES RECEIVED DURING CALENDAR YEAR 2005:


The following table shows the unaffiliated funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2005. Some of these funds may not be available under your certificate. Please see your certificate prospectus regarding the investment options available to you.


----------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products                                         $8,854,855.66
Franklin(R) Templeton(R) Variable Insurance Products Trust                       6,823,584.36
Liberty Variable Investment Trust / Wanger Advisors Trust                        6,167,159.08
American Century(R) Variable Portfolios, Inc.                                    5,916,210.77
Goldman Sachs Variable Insurance Trust                                           5,908,269.00
AIM Variable Insurance Funds                                                     4,657,038.45
AllianceBernstein Variable Products Series Fund, Inc.                            4,105,185.33
Putnam Variable Trust                                                            2,894,721.89
MFS(R) Variable Insurance Trust(SM)                                              2,814,229.09
Credit Suisse Trust                                                              1,948,062.06
Wells Fargo Advantage Variable Trust Funds                                       1,785,045.10
Janus Aspen Series                                                                 973,913.25
Evergreen Variable Annuity Trust                                                   950,086.78
Oppenheimer Variable Account Funds                                                 940,501.39
Third Avenue Variable Series Trust                                                 930,151.06
Royce Capital Fund                                                                 909,404.51
Lazard Retirement Series, Inc.                                                     866,279.90
Van Kampen Life Investment Trust / The Universal Institutional Funds, Inc.         766,423.33
Pioneer Variable Contracts Trust                                                   367,921.93
Calvert Variable Series, Inc.                                                      166,558.14
Dreyfus Investment Portfolios / Dreyfus Variable Investment Fund                    40,580.81
STI Classic Variable Trust                                                          25,316.37
Premier VIT                                                                         20,167.99
Baron Capital Funds Trust                                                            7,180.35
J.P. Morgan Series Trust II                                                          4,344.49
----------------------------------------------------------------------------------------------

If the revenue received from affiliated funds were included in the table above, payment to us or our affiliates by the RiverSource Variable Portfolio Funds or their affiliates would be at the top of the list.

PRINCIPAL UNDERWRITER


RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the certificate, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The certificates are offered to the public through our sales representatives who are registered with the NASD as our representatives. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial. RiverSource Life of NY does not pay RiverSource Distributors any underwriting commissions for its role as principal underwriter of the certificate.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited the financial statements of IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York) at Dec. 31, 2005 and 2004, and for each of the three years in the period ended Dec. 31, 2005, financial statements of American Centurion Life Assurance Company at Dec. 31, 2005 and 2004, and for each of the three years in the period ended Dec. 31, 2005, the supplemental financial statements of IDS Life Insurance Company of New York (name subsequently changed to RiverSource Life Insurance Co. of New York) at Dec. 31, 2005 and 2004 and for each of the three years in the period ended Dec. 31, 2005, and the individual financial statements of the segregated asset subaccounts of the ACL Variable Annuity Account 1 (name subsequently changed to RiverSource of New York Variable Annuity Account 1) which includes Privileged Assets Select Annuity at Dec. 31, 2005, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the SAI in reliance upon Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.



4 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS
AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the accompanying individual statements of assets and liabilities of the 12 segregated asset subaccounts of ACL Variable Annuity Account 1, referred to in Note 1, as of December 31, 2005, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Centurion Life Assurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of ACL Variable Annuity Account 1's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACL Variable Annuity Account 1's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the affiliated and unaffiliated mutual fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the 12 segregated asset subaccounts of ACL Variable Annuity Account 1, referred to in Note 1, at December 31, 2005, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 31, 2006


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 5

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                     SEGREGATED ASSET SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                                                                        JANUS ASPEN
                                                                    AIM VI CORE    AC VP CAP    AC VP VAL,   CS GLOBAL     LG CAP
DECEMBER 31, 2005                                                  STOCK, SER I    APPR, CL I     CL I        SM CAP     GRO, INST
ASSETS
Investments, at value(1),(2)                                       $     66,705   $   79,890   $  176,421   $ 104,351   $   472,385
Dividends receivable                                                         --           --           --          --            --
Accounts receivable from American Centurion Life for certificate
purchase payments                                                            33           --           --          --           194
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                             66,738       79,890      176,421     104,351       472,579
====================================================================================================================================
LIABILITIES
Payable to American Centurion Life for mortality and expense risk
fee                                                                          55           67          147          87           394
Payable for investments purchased                                            33           --           --          --           194
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                            88           67          147          87           588
------------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period          $     66,650   $   79,823   $  176,274   $ 104,264   $   471,991
====================================================================================================================================
(1)   Investment shares                                                   3,502        8,544       21,515       8,058        22,645
(2)   Investments, at cost                                         $     62,805   $   82,330   $  164,555   $  99,551   $   542,889
------------------------------------------------------------------------------------------------------------------------------------

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                                --------------------------------------------------------------------
                                                                  JANUS ASPEN       RVS VP       RVS VP       RVS VP      RVS VP
DECEMBER 31, 2005 (CONTINUED)                                   WORLD GRO, INST       BAL      CASH MGMT     DIV BOND    INTL OPP
ASSETS
Investments, at value(1),(2)                                    $       312,635   $   63,619   $    8,813   $  37,867   $    31,205
Dividends receivable                                                         --           --           26         123            --
Accounts receivable from American Centurion Life for
certificate purchase payments                                                40           --           --          33            --
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                            312,675       63,619        8,839      38,023        31,205
====================================================================================================================================
LIABILITIES
Payable to American Centurion Life for mortality and expense
risk fee                                                                    261           53            8          31            26
Payable for investments purchased                                            40           --           --          --            --
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                           301           53            8          31            26
------------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period       $       312,374   $   63,566   $    8,831   $  37,992   $    31,179
====================================================================================================================================
(1)   Investment shares                                                  11,181        4,293        8,816       3,615         2,883
(2)   Investments, at cost                                      $       389,097   $   64,585   $    8,813   $  38,161   $    29,583
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               SEGREGATED ASSET
                                                                                                                 SUBACCOUNTS
                                                                                                          --------------------------
                                                                                                            RVS VP       RVS VP
DECEMBER 31, 2005 (CONTINUED)                                                                             LG CAP EQ   STRATEGY AGGR
ASSETS
Investments, at value(1),(2)                                                                              $  53,840   $      57,626
Dividends receivable                                                                                             --              --
Accounts receivable from American Centurion Life for
certificate purchase payments                                                                                    30              20
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                 53,870          57,646
====================================================================================================================================
LIABILITIES
Payable to American Centurion Life for mortality and expense
risk fee                                                                                                         44              47
Payable for investments purchased                                                                                --              --
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                                44              47
------------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to contracts in accumulation period                                                 $  53,826   $      57,599
====================================================================================================================================
(1)   Investment shares                                                                                       2,449           6,602
(2)   Investments, at cost                                                                                $  66,731   $      87,603
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


6 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

STATEMENTS OF OPERATIONS

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                                 -------------------------------------------------------------------
                                                                                                                       JANUS ASPEN
                                                                  AIM VI CORE    AC VP CAP    AC VP VAL,   CS GLOBAL      LG CAP
YEAR ENDED DECEMBER 31, 2005                                     STOCK, SER I    APPR, CL I     CL I        SM CAP       GRO, INST
INVESTMENT INCOME
Dividend income                                                  $         282   $       --   $    1,486   $      --   $     1,552
Variable account expenses                                                  620          669        1,688         881         4,624
------------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                           (338)        (669)        (202)       (881)       (3,072)
====================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                                   3,872        6,800       24,912       8,165        56,667
   Cost of investments sold                                              3,746        8,549       24,010       8,767        69,910
------------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                           126       (1,749)         902        (602)      (13,243)
Distributions from capital gains                                            --           --       17,196          --            --
Net change in unrealized appreciation or depreciation of
investments                                                              1,896       15,451      (11,043)     14,161        29,640
------------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                           2,022       13,702        7,055      13,559        16,397
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations  $       1,684   $   13,033   $    6,853   $  12,678   $    13,325
====================================================================================================================================

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                               ---------------------------------------------------------------------
                                                                 JANUS ASPEN       RVS VP       RVS VP       RVS VP      RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                       WORLD GRO, INST       BAL       CASH MGMT    DIV BOND    INTL OPP
INVESTMENT INCOME
Dividend income                                                $         4,253   $    1,676   $      257   $   1,264   $       382
Variable account expenses                                                3,060          642          101         339           269
------------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                          1,193        1,034          156         925           113
====================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                                  32,606       19,768       61,460       7,062         8,310
   Cost of investments sold                                             43,156       19,596       61,460       7,015         9,202
------------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                       (10,550)         172           --          47          (892)
Distributions from capital gains                                            --        1,899           --          --            --
Net change in unrealized appreciation or depreciation of
investments                                                             23,390       (1,237)          --        (569)        4,227
------------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                          12,840          834           --        (522)        3,335
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                     $        14,033   $    1,868   $      156   $     403   $     3,448
====================================================================================================================================

                                                                                                              SEGREGATED ASSET
                                                                                                                SUBACCOUNTS
                                                                                                         ---------------------------
                                                                                                           RVS VP       RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                                                                 LG CAP EQ   STRATEGY AGGR
INVESTMENT INCOME
Dividend income                                                                                          $     577   $          48
Variable account expenses                                                                                      517             539
------------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                                                                 60            (491)
====================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                                                                       3,247           8,958
   Cost of investments sold                                                                                  4,140          15,553
------------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                                                              (893)         (6,595)
Distributions from capital gains                                                                                --              --
Net change in unrealized appreciation or depreciation of
investments                                                                                                  3,550          11,103
------------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                                                               2,657           4,508
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations                                          $   2,717   $       4,017
====================================================================================================================================

See accompanying notes to financial statements.


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 7

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                                                                        JANUS ASPEN
                                                                   AIM VI CORE     AC VP CAP   AC VP VAL,   CS GLOBAL     LG CAP
YEAR ENDED DECEMBER 31, 2005                                       STOCK, SER I   APPR, CL I      CL I        SM CAP    GRO, INST
OPERATIONS
Investment income (loss) -- net                                    $       (338)  $     (669)  $     (202)  $    (881)  $   (3,072)
Net realized gain (loss) on sales of investments                            126       (1,749)         902        (602)     (13,243)
Distributions from capital gains                                             --           --       17,196          --           --
Net change in unrealized appreciation or depreciation of
investments                                                               1,896       15,451      (11,043)     14,161       29,640
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                                1,684       13,033        6,853      12,678       13,325
====================================================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                             5,836        5,192        8,322       2,898       17,638
Net transfers(1)                                                          2,050        9,684       (5,988)     11,898      (18,468)
Certificate charges                                                        (133)        (104)         (32)        (95)        (443)
Certificate terminations:
   Surrender benefits                                                    (3,446)      (4,573)        (245)     (1,585)     (34,846)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                         4,307       10,199        2,057      13,116      (36,119)
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                          60,659       56,591      167,364      78,470      494,785
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                          $     66,650   $   79,823   $  176,274   $ 104,264   $  471,991
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                   39,383       50,757       79,387      66,431      344,748
Certificate purchase payments                                             3,858        4,380        3,947       2,346       12,449
Net transfers(1)                                                          1,379        8,332       (2,798)      9,470      (13,012)
Certificate charges                                                         (89)         (91)         (15)        (78)        (314)
Certificate terminations:
   Surrender benefits                                                    (2,243)      (4,137)        (114)     (1,406)     (25,357)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                         42,288       59,241       80,407      76,763      318,514
====================================================================================================================================

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                                 -------------------------------------------------------------------
                                                                   JANUS ASPEN       RVS VP       RVS VP       RVS VP      RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                         WORLD GRO, INST       BAL       CASH MGMT    DIV BOND    INTL OPP
OPERATIONS
Investment income (loss) -- net                                  $         1,193   $    1,034   $      156   $     925   $     113
Net realized gain (loss) on sales of investments                         (10,550)         172           --          47        (892)
Distributions from capital gains                                              --        1,899           --          --          --
Net change in unrealized appreciation or depreciation of
investments                                                               23,390       (1,237)          --        (569)      4,227
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                                14,033        1,868          156         403       3,448
====================================================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                              8,347        1,582          618       2,521         495
Net transfers(1)                                                         (11,649)      (1,820)      (2,423)      6,501       1,583
Certificate charges                                                         (446)         (42)          (2)        (60)         (2)
Certificate terminations:
   Surrender benefits                                                    (17,173)      (7,979)          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                        (20,921)      (8,259)      (1,807)      8,962       2,076
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                          319,262       69,957       10,482      28,627      25,655
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                        $       312,374   $   63,566   $    8,831   $  37,992   $  31,179
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                   208,702       48,023        8,738      21,439      24,187
Certificate purchase payments                                              5,499        1,082          512       1,877         465
Net transfers(1)                                                          (7,639)      (1,248)      (2,003)      4,871       1,425
Certificate charges                                                         (294)         (29)          (1)        (45)         (2)
Certificate terminations:
   Surrender benefits                                                    (11,441)      (5,417)          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                         194,827       42,411        7,246      28,142      26,075
====================================================================================================================================

See accompanying notes to financial statements.


8 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

STATEMENTS OF CHANGES IN NET ASSETS

                                                                            SEGREGATED ASSET
                                                                               SUBACCOUNTS
                                                                       ----------------------------
                                                                        RVS VP          RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                               LG CAP EQ    STRATEGY AGGR
OPERATIONS
Investment income (loss) -- net                                        $      60    $        (491)
Net realized gain (loss) on sales of investments                            (893)          (6,595)
Distributions from capital gains                                              --               --
Net change in unrealized appreciation or depreciation of investments       3,550           11,103
---------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations            2,717            4,017
===================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                              1,740            2,945
Net transfers(1)                                                           2,049               --
Certificate charges                                                          (30)             (78)
Certificate terminations:
   Surrender benefits                                                     (2,672)          (8,348)
---------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                          1,087           (5,481)
---------------------------------------------------------------------------------------------------
Net assets at beginning of year                                           50,022           59,063
---------------------------------------------------------------------------------------------------
Net assets at end of year                                              $  53,826    $      57,599
===================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                    40,389           62,254
Certificate purchase payments                                              1,386            3,102
Net transfers(1)                                                           1,677               --
Certificate charges                                                          (24)             (83)
Certificate terminations:
   Surrender benefits                                                     (2,086)          (9,108)
---------------------------------------------------------------------------------------------------
Units outstanding at end of year                                          41,342           56,165
===================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Centurion Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 9

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                               ---------------------------------------------------------------------
                                                                                                                       JANUS ASPEN
                                                                 AIM VI CORE     AC VP CAP    AC VP VAL,   CS GLOBAL     LG CAP
YEAR ENDED DECEMBER 31, 2004                                    STOCK, SER I     APPR, CL I      CL I        SM CAP     GRO, INST
OPERATIONS
Investment income (loss) -- net                                $          (336)  $     (542)  $      994   $    (725)  $    (4,262)
Net realized gain (loss) on sales of investments                          (171)      (5,668)      17,083      (3,809)      (22,097)
Distributions from capital gains                                            --           --        2,272          --            --
Net change in unrealized appreciation or depreciation of
investments                                                              2,010        9,828        1,449      15,756        41,549
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                               1,503        3,618       21,798      11,222        15,190
====================================================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                            6,996        4,944        2,970       3,489        22,413
Net transfers(1)                                                       (17,882)         (53)      89,961        (698)        7,396
Certificate charges                                                       (179)        (122)         (44)        (96)         (538)
Certificate terminations:
   Surrender benefits                                                  (31,900)     (11,752)    (197,310)     (3,670)      (55,790)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                      (42,965)      (6,983)    (104,423)       (975)      (26,519)
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                        102,121       59,956      249,989      68,223       506,114
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                      $        60,659   $   56,591   $  167,364   $  78,470   $   494,785
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                  68,423       57,275      134,303      67,463       364,890
Certificate purchase payments                                            4,767        4,777        1,520       3,336        16,491
Net transfers(1)                                                       (12,210)         (90)      46,612        (789)        4,982
Certificate charges                                                       (121)        (117)         (23)        (92)         (400)
Certificate terminations:
   Surrender benefits                                                  (21,476)     (11,088)    (103,025)     (3,487)      (41,215)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                        39,383       50,757       79,387      66,431       344,748
====================================================================================================================================

                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                               ---------------------------------------------------------------------
                                                                 JANUS ASPEN       RVS VP       RVS VP       RVS VP      RVS VP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                       WORLD GRO, INST      BAL        CASH MGMT    DIV BOND    INTL OPP
OPERATIONS
Investment income (loss) -- net                                $           (47)  $      942   $      (27)  $     907   $        30
Net realized gain (loss) on sales of investments                       (29,497)        (942)          --         590          (894)
Distributions from capital gains                                            --           --           --          --            --
Net change in unrealized appreciation or depreciation of
investments                                                             40,410        5,900           --         (89)        4,462
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                              10,866        5,900          (27)      1,408         3,598
====================================================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                           13,843        2,037          539       2,453           732
Net transfers(1)                                                       (39,558)      (7,626)          --     (36,989)        6,919
Certificate charges                                                       (532)         (69)         (25)        (79)           (9)
Certificate terminations:
   Surrender benefits                                                  (33,651)        (249)        (242)     (6,466)       (1,140)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                      (59,898)      (5,907)         272     (41,081)        6,502
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                        368,294       69,964       10,237      68,300        15,555
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                      $       319,262   $   69,957   $   10,482   $  28,627   $    25,655
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                 249,736       52,113        8,511      52,913        17,046
Certificate purchase payments                                            9,527        1,486          450       1,874           779
Net transfers(1)                                                       (27,237)      (5,340)          --     (28,399)        7,562
Certificate charges                                                       (365)         (50)         (21)        (60)           (9)
Certificate terminations:
   Surrender benefits                                                  (22,959)        (186)        (202)     (4,889)       (1,191)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                       208,702       48,023        8,738      21,439        24,187
====================================================================================================================================

See accompanying notes to financial statements.


10 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

STATEMENTS OF CHANGES IN NET ASSETS

                                                                       SEGREGATED ASSET SUBACCOUNTS
                                                                       -----------------------------
                                                                         RVS VP          RVS VP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                               LG CAP EQ     STRATEGY AGGR
OPERATIONS
Investment income (loss) -- net                                        $     (79)    $        (720)
Net realized gain (loss) on sales of investments                          (8,787)          (30,869)
Distributions from capital gains                                              --                --
Net change in unrealized appreciation or depreciation of investments      10,541            35,669
----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations            1,675             4,080
====================================================================================================
CERTIFICATE TRANSACTIONS
Certificate purchase payments                                              2,384             3,537
Net transfers(1)                                                          (2,826)            4,569
Certificate charges                                                          (62)             (110)
Certificate terminations:
   Surrender benefits                                                    (14,277)          (33,284)
----------------------------------------------------------------------------------------------------
Increase (decrease) from certificate transactions                        (14,781)          (25,288)
----------------------------------------------------------------------------------------------------
Net assets at beginning of year                                           63,128            80,271
----------------------------------------------------------------------------------------------------
Net assets at end of year                                              $  50,022     $      59,063
====================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                    53,421            91,640
Certificate purchase payments                                              2,027             4,096
Net transfers(1)                                                          (2,407)            5,333
Certificate charges                                                          (53)             (129)
Certificate terminations:
   Surrender benefits                                                    (12,599)          (38,686)
----------------------------------------------------------------------------------------------------
Units outstanding at end of year                                          40,389            62,254
====================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Centurion Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 11

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

ACL Variable Annuity Account 1 (the Account) was established under New York law and the subaccounts are registered together as a single unit investment trust of American Centurion Life under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the New York State Insurance Department.

The Account is used as a funding vehicle for Privileged Assets(R) Select Annuity contracts issued by American Centurion Life.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding subaccount name are provided below.

SUBACCOUNT                     FUND
-----------------------------------------------------------------------------------------------------------
AIM VI Core Stock, Ser I       AIM V.I. Core Stock Fund, Series I Shares(1)
AC VP Cap Appr, Cl I           American Century VP Capital Appreciation, Class I
AC VP Val, Cl I                American Century VP Value, Class I
CS Global Sm Cap               Credit Suisse Trust - Global Small Cap Portfolio
Janus Aspen Lg Cap Gro, Inst   Janus Aspen Series Large Cap Growth Portfolio: Institutional Shares
Janus Aspen World Gro, Inst    Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares
RVS VP Bal                     RiverSource(SM) Variable Portfolio - Balanced Fund
                                  (previously AXP(R) Variable Portfolio - Managed Fund)
RVS VP Cash Mgmt               RiverSource(SM) Variable Portfolio - Cash Management Fund
                                  (previously AXP(R) Variable Portfolio - Cash Management Fund)
RVS VP Div Bond                RiverSource(SM) Variable Portfolio - Diversified Bond Fund
                                  (previously AXP(R) Variable Portfolio - Diversified Bond Fund)
RVS VP Intl Opp                RiverSource(SM) Variable Portfolio - International Opportunity Fund
                                  (previously AXP(R) Variable Portfolio - Threadneedle International Fund)
RVS VP Lg Cap Eq               RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
                                  (previously AXP(R) Variable Portfolio - Large Cap Equity Fund)
RVS VP Strategy Aggr           RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund(2)
                                  (previously AXP(R) Variable Portfolio - Strategy Aggressive Fund)
-----------------------------------------------------------------------------------------------------------

(1)   AIM V.I. Core Stock Fund, Series I Shares merged into AIM V.I. Core
      Equity Fund, Series I Shares on April 28, 2006.

(2) RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund merged into RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund on March
      17, 2006.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Centurion Life.

American Centurion Life serves as issuer of the contracts.

Ameriprise Financial, Inc. (Ameriprise Financial) (formerly American Express Financial Corporation) was formerly a wholly-owned subsidiary of American Express Company. On Sept. 30, 2005, American Express Company distributed its Ameriprise Financial common shares to American Express Company shareholders. Ameriprise Financial is the parent company of IDS Life Insurance Company (IDS
Life). IDS Life is the parent company of American Centurion Life. Ameriprise Financial owns all the outstanding stock of IDS Life and replaced American Express Company as the ultimate control person of American Centurion Life.

CORPORATE CONSOLIDATION

Later this year, American Centurion Life plans to merge into one of its affiliates, IDS Life Insurance Company of New York. This merger will help simplify overall corporate structure because these two life insurance companies will be consolidated into one. This consolidation is expected to occur at the end of 2006, subject to certain regulatory and other approvals. At the time of the consolidation, the surviving life insurance company will be renamed to RiverSource Life Insurance Co. of New York. This consolidation and renaming will not have any adverse effect on the benefits under your contract.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS IN THE FUNDS

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.


12 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

FEDERAL INCOME TAXES

American Centurion Life is taxed as a life insurance company. The Account is treated as part of American Centurion Life for federal income tax purposes. Under existing tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the certificates. Based on this, no charge is being made currently to the Account for federal income taxes. American Centurion Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the certificates.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

3. VARIABLE ACCOUNT EXPENSES

American Centurion Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the certificate owners and annuitants will not affect the Account. American Centurion Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 1% of the average daily net assets of each subaccount.

4. CERTIFICATE CHARGES

American Centurion Life deducts a certificate administrative charge of $30 per year. This charge reimburses American Centurion Life for expenses incurred in establishing and maintaining the annuity records. The charge may be waived based upon the underlying certificate value.

5. RELATED PARTY TRANSACTIONS

For the period from Oct. 1, 2005 through Dec. 31, 2005, management fees were paid indirectly to RiverSource Investments, LLC, an affiliate of American Centurion Life, in its capacity as investment manager for the following RiverSource(SM) Variable Portfolio Funds (formerly American Express(R) Variable Portfolio Funds) shown in the table below. For the period from Jan. 1, 2005 through Sept. 30, 2005, investment management services were paid indirectly to Ameriprise Financial. The Fund's Investment Management Services Agreement provides for a fee at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                  PERCENTAGE RANGE
---------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                    0.630% to 0.550%
RiverSource(SM) Variable Portfolio - Cash Management Fund             0.510% to 0.440%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund            0.610% to 0.535%
RiverSource(SM) Variable Portfolio - International Opportunity Fund   0.870% to 0.795%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund            0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund         0.650% to 0.575%
---------------------------------------------------------------------------------------

For the following Funds the fee may be adjusted upward or downward by a maximum performance incentive adjustment of 0.08% for RiverSource(SM) Variable Portfolio - Balanced Fund and 0.12% for each remaining Fund. The adjustment is based on a comparison of the performance of each Fund to an index of similar funds up to a maximum percentage of each Fund's average daily net assets.

RiverSource(SM) Variable Portfolio - Balanced Fund
RiverSource(SM) Variable Portfolio - International Opportunity Fund RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund

The RiverSource(SM) Variable Portfolio Funds, as shown in the table above, also have an agreement with IDS Life, an affiliate of American Centurion Life, for distribution services. Under a Plan and Agreement of Distribution pursuant to Rule 12b-1, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 13

The following RiverSource(SM) Variable Portfolio Funds, as shown in the table below, have an Administrative Services Agreement with Ameriprise Financial. Under this agreement, each Fund pays Ameriprise Financial a fee for administration and accounting services at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                  PERCENTAGE RANGE
---------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                    0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Cash Management Fund             0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund            0.070% to 0.040%
RiverSource(SM) Variable Portfolio - International Opportunity Fund   0.080% to 0.050%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund            0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund         0.060% to 0.030%
---------------------------------------------------------------------------------------

Prior to Oct. 1, 2005, the fee percentage of each Fund's average daily net assets declined annually as each Fund's assets increased as follows:

FUND                                                                  PERCENTAGE RANGE
---------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                    0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Cash Management Fund             0.030% to 0.020%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund            0.050% to 0.025%
RiverSource(SM) Variable Portfolio - International Opportunity Fund   0.060% to 0.035%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund            0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund         0.060% to 0.035%
---------------------------------------------------------------------------------------

The RiverSource(SM) Variable Portfolio Funds, as shown in the table above, pay custodian fees to Ameriprise Trust Company (formerly American Express Trust Company), an affiliate of American Centurion Life.

SUBSEQUENT EVENT

Shareholders approved moving transfer agent services from the Investment Management Services Agreement to a new transfer agent agreement at a shareholder meeting on Feb. 15, 2006 for the RiverSource(SM) Variable Portfolio Funds shown in the table above. The Funds will then enter into a separate transfer agent agreement with RiverSource Service Corporation. The fee under that agreement will be uniform for the RiverSource(SM) Variable Portfolio Funds shown in the table above at an annual rate of 0.06% of average daily net assets. The impact of moving transfer agent fees from the Investment Management Services Agreement fee schedules varies by each fund and decreases the rate between 0.03% and 0.15% of average daily net assets.

6. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2005 were as follows:

SUBACCOUNT                     FUND                                                                  PURCHASES
---------------------------------------------------------------------------------------------------------------
AIM VI Core Stock, Ser I       AIM V.I. Core Stock Fund, Series I Shares                              $ 7,896
AC VP Cap Appr, Cl I           American Century VP Capital Appreciation, Class I                       16,397
AC VP Val, Cl I                American Century VP Value, Class I                                      44,110
CS Global Sm Cap               Credit Suisse Trust - Global Small Cap Portfolio                        20,487
Janus Aspen Lg Cap Gro, Inst   Janus Aspen Series Large Cap Growth Portfolio: Institutional Shares     17,870
Janus Aspen World Gro, Inst    Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares     13,139
RVS VP Bal                     RiverSource(SM) Variable Portfolio - Balanced Fund                      14,436
RVS VP Cash Mgmt               RiverSource(SM) Variable Portfolio - Cash Management Fund               59,795
RVS VP Div Bond                RiverSource(SM) Variable Portfolio - Diversified Bond Fund              16,907
RVS VP Intl Opp                RiverSource(SM) Variable Portfolio - International Opportunity Fund     10,504
RVS VP Lg Cap Eq               RiverSource(SM) Variable Portfolio - Large Cap Equity Fund               4,366
RVS VP Strategy Aggr           RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund            2,963
---------------------------------------------------------------------------------------------------------------


14 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

7. FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the subaccounts.

                                                                                        JANUS ASPEN
                                   AIM VI CORE    AC VP CAP    AC VP VAL,   CS GLOBAL     LG CAP        JANUS ASPEN
                                   STOCK, SER I   APPR, CL I      CL I       SM CAP      GRO, INST    WORLD GRO, INST
                                   -----------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                     $  1.54       $  1.13      $  1.69      $  1.06      $  1.46        $   1.63
At Dec. 31, 2002                     $  1.23       $  0.88      $  1.46      $  0.69      $  1.06        $   1.20
At Dec. 31, 2003                     $  1.49       $  1.05      $  1.86      $  1.01      $  1.39        $   1.47
At Dec. 31, 2004                     $  1.54       $  1.12      $  2.11      $  1.18      $  1.44        $   1.53
At Dec. 31, 2005                     $  1.58       $  1.35      $  2.19      $  1.36      $  1.48        $   1.60
----------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                         126            67           94           74          492             355
At Dec. 31, 2002                          86            52          160           76          391             286
At Dec. 31, 2003                          68            57          134           67          365             250
At Dec. 31, 2004                          39            51           79           66          345             209
At Dec. 31, 2005                          42            59           80           77          319             195
----------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                     $   194       $    76      $   159      $    78      $   720        $    578
At Dec. 31, 2002                     $   106       $    45      $   234      $    53      $   416        $    344
At Dec. 31, 2003                     $   102       $    60      $   250      $    68      $   506        $    368
At Dec. 31, 2004                     $    61       $    57      $   167      $    78      $   495        $    319
At Dec. 31, 2005                     $    67       $    80      $   176      $   104      $   472        $    312
----------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001        0.22%           --         0.55%          --         0.07%           0.47%
For the year ended Dec. 31, 2002        1.18%           --         0.89%          --           --            0.86%
For the year ended Dec. 31, 2003        1.05%           --         1.15%          --         0.09%           1.12%
For the year ended Dec. 31, 2004        0.61%           --         1.53%          --         0.14%           0.99%
For the year ended Dec. 31, 2005        0.45%           --         0.88%          --         0.34%           1.39%
----------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001        1.00%         1.00%        1.00%        1.00%        1.00%           1.00%
For the year ended Dec. 31, 2002        1.00%         1.00%        1.00%        1.00%        1.00%           1.00%
For the year ended Dec. 31, 2003        1.00%         1.00%        1.00%        1.00%        1.00%           1.00%
For the year ended Dec. 31, 2004        1.00%         1.00%        1.00%        1.00%        1.00%           1.00%
For the year ended Dec. 31, 2005        1.00%         1.00%        1.00%        1.00%        1.00%           1.00%
----------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001       (9.41%)      (28.48%)      11.92%      (29.33%)     (25.51%)        (23.11%)
For the year ended Dec. 31, 2002      (20.13%)      (22.12%)     (13.61%)     (34.91%)     (27.40%)        (26.38%)
For the year ended Dec. 31, 2003       21.14%        19.32%       27.40%       46.38%       31.13%          22.50%
For the year ended Dec. 31, 2004        3.20%         6.51%       13.20%       16.82%        3.48%           3.74%
For the year ended Dec. 31, 2005        2.33%        20.85%        3.99%       14.99%        3.25%           4.82%
----------------------------------------------------------------------------------------------------------------------


RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 15

                                    RVS VP    RVS VP      RVS VP     RVS VP     RVS VP       RVS VP
                                     BAL     CASH MGMT   DIV BOND   INTL OPP  LG CAP EQ   STRATEGY AGGR
                                   ---------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                   $  1.31    $ 1.21      $ 1.19     $ 0.89    $  1.20       $  1.02
At Dec. 31, 2002                   $  1.13    $ 1.21      $ 1.25     $ 0.72    $  0.92       $  0.69
At Dec. 31, 2003                   $  1.34    $ 1.20      $ 1.29     $ 0.91    $  1.18       $  0.88
At Dec. 31, 2004                   $  1.46    $ 1.20      $ 1.34     $ 1.06    $  1.24       $  0.95
At Dec. 31, 2005                   $  1.50    $ 1.22      $ 1.35     $ 1.20    $  1.30       $  1.03
--------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                        58         9          30         18         62           129
At Dec. 31, 2002                        57         9          33         19         55           100
At Dec. 31, 2003                        52         9          53         17         53            92
At Dec. 31, 2004                        48         9          21         24         40            62
At Dec. 31, 2005                        42         7          28         26         41            56
--------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                   $    75    $   11      $   36     $   16    $    74       $   132
At Dec. 31, 2002                   $    64    $   11      $   41     $   13    $    50       $    68
At Dec. 31, 2003                   $    70    $   10      $   68     $   16    $    63       $    80
At Dec. 31, 2004                   $    70    $   10      $   29     $   26    $    50       $    59
At Dec. 31, 2005                   $    64    $    9      $   38     $   31    $    54       $    58
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001      2.90%     3.89%       6.44%      1.24%      0.29%         0.20%
For the year ended Dec. 31, 2002      2.60%     1.14%       5.10%      0.99%      0.53%           --
For the year ended Dec. 31, 2003      2.26%     0.51%       3.53%      0.91%      0.62%           --
For the year ended Dec. 31, 2004      2.31%     0.74%       3.82%      1.16%      0.86%           --
For the year ended Dec. 31, 2005      2.60%     2.57%       3.71%      1.42%      1.12%         0.09%
--------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001      1.00%     1.00%       1.00%      1.00%      1.00%         1.00%
For the year ended Dec. 31, 2002      1.00%     1.00%       1.00%      1.00%      1.00%         1.00%
For the year ended Dec. 31, 2003      1.00%     1.00%       1.00%      1.00%      1.00%         1.00%
For the year ended Dec. 31, 2004      1.00%     1.00%       1.00%      1.00%      1.00%         1.00%
For the year ended Dec. 31, 2005      1.00%     1.00%       1.00%      1.00%      1.00%         1.00%
--------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001    (11.49%)    2.54%       6.25%    (29.37%)   (18.92%)      (33.77%)
For the year ended Dec. 31, 2002    (13.74%)    0.00%       5.04%    (19.10%)   (23.33%)      (32.35%)
For the year ended Dec. 31, 2003     18.58%    (0.83%)      3.20%     26.39%     28.26%        27.54%
For the year ended Dec. 31, 2004      8.51%    (0.26%)      3.45%     16.24%      4.83%         8.32%
For the year ended Dec. 31, 2005      2.89%     1.59%       1.10%     12.73%      5.12%         8.09%
--------------------------------------------------------------------------------------------------------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2) These ratios represent the annualized certificate expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to certificate owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units;
      inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated.


16 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying supplemental Balance Sheets of IDS Life Insurance Company of New York (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related supplemental Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These supplemental financial statements are the responsibility of IDS Life Insurance Company of New York's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the supplemental financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of IDS Life Insurance Company of New York at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Financial Statements, in 2004 IDS Life Insurance Company of New York adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

As discussed in Note 1, retained earnings for the beginning of 2003 has been restated to correct the accounting for deferred taxes as of that date.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 2, 2007



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 17

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

                          SUPPLEMENTAL BALANCE SHEETS
                                 DECEMBER 31,
                        (THOUSANDS, EXCEPT SHARE DATA)

                                                                                         2005          2004

ASSETS
Investments:
Available-for-Sale:
   Fixed maturities, at fair value (amortized cost: 2005, $1,881,899; 2004,
   $1,888,711)                                                                       $ 1,882,456   $  1,957,122
   Preferred and common stocks, at fair value (cost: 2005, $0; 2004, $3,000)                  --          3,123
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and
2004, $3,218)                                                                            244,760        237,500
Policy loans                                                                              31,274         30,550
Trading securities and other investments                                                      48            106
----------------------------------------------------------------------------------------------------------------
      Total investments                                                                2,158,538      2,228,401

Cash and cash equivalents                                                                 42,752         30,983
Reinsurance recoverables                                                                  38,675         33,226
Amounts due from brokers                                                                      70             17
Other accounts receivable                                                                  3,673          2,932
Accrued investment income                                                                 23,479         24,359
Deferred policy acquisition costs                                                        230,270        208,890
Deferred sales inducement costs                                                           11,554          8,382
Other assets                                                                               5,744          5,606
Separate account assets                                                                2,028,923      1,736,704
----------------------------------------------------------------------------------------------------------------
      Total assets                                                                   $ 4,543,678   $  4,279,500
================================================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
   Fixed annuities                                                                   $ 1,690,018   $  1,702,781
   Variable annuity guarantees                                                               984          1,663
   Universal life insurance                                                              187,588        183,305
   Traditional life insurance                                                             22,435         21,862
   Disability income and long-term care insurance                                        122,496        110,621
Policy claims and other policyholders' funds                                               5,097          5,581
Deferred income taxes, net (as restated for 2004, see Note 1)                             18,191         25,238
Other liabilities                                                                          8,907         14,993
Separate account liabilities                                                           2,028,923      1,736,704
----------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                4,084,639      3,802,748
----------------------------------------------------------------------------------------------------------------
Stockholder's equity:
   Capital stock, $10 par value; 200,000 shares authorized, issued and outstanding         2,000          2,000
   Additional paid-in capital                                                            106,600        106,600
   Retained earnings (as restated for 2004, see Note 1)                                  350,654        328,944
   Accumulated other comprehensive income, net of tax:
      Net unrealized securities (losses) gains                                              (215)        39,208
----------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                                         459,039        476,752
----------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                           $ 4,543,678   $  4,279,500
================================================================================================================

See accompanying Notes to Supplemental Financial Statements.



18 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

                       SUPPLEMENTAL STATEMENTS OF INCOME
                           YEARS ENDED DECEMBER 31,
                                  (THOUSANDS)

                                                                    2005        2004        2003

REVENUES
Premiums:
   Traditional life insurance                                    $   4,398   $   4,073   $   3,826
   Disability income and long-term care insurance                   17,696      17,643      17,873
----------------------------------------------------------------------------------------------------
      Total premiums                                                22,094      21,716      21,699
Net investment income                                              123,205     119,911     117,032
Contractholder and policyholder charges                             33,425      32,182      30,218
Mortality and expense risk and other fees                           24,415      21,277      14,665
Net realized gain (loss) on investments                              9,192         849        (707)
----------------------------------------------------------------------------------------------------
      Total revenues                                               212,331     195,935     182,907
----------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Death and other benefits:
   Traditional life insurance                                        2,845       2,693       3,808
   Investment contracts and universal life-type insurance            9,517      11,981      11,841
   Disability income and long-term care insurance                    6,010       5,264       3,598
Increase (decrease) in liabilities for future policy benefits:
   Traditional life insurance                                         (404)       (556)       (704)
   Disability income and long-term care insurance                    8,064       8,897      10,401
Interest credited to account values                                 71,518      68,480      71,910
Amortization of deferred policy acquisition costs                   19,050      13,705      10,899
Separation costs                                                     3,915          --          --
Other insurance and operating expenses                              25,803      20,081      19,322
----------------------------------------------------------------------------------------------------
      Total benefits and expenses                                  146,318     130,545     131,075
----------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change            66,013      65,390      51,832
Income tax provision                                                21,803      21,404      17,188
----------------------------------------------------------------------------------------------------
Income before accounting change                                     44,210      43,986      34,644
Cumulative effect of accounting change, net of tax                      --       2,748          --
----------------------------------------------------------------------------------------------------
Net income                                                       $  44,210   $  41,238   $  34,644
====================================================================================================

See accompanying Notes to Supplemental Financial Statements.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 19

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

                     SUPPLEMENTAL STATEMENTS OF CASH FLOWS
                           YEARS ENDED DECEMBER 31,
                                  (THOUSANDS)

                                                                                       2005         2004         2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $   44,210   $   41,238   $   34,644
Adjustments to reconcile net income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax                                       --        2,748           --
   Amortization of deferred policy acquisition costs                                    19,050       13,705       10,899
   Amortization of deferred sales inducement costs                                       1,383        1,269          842
   Capitalization of deferred policy acquisition costs                                 (33,519)     (27,754)     (29,807)
   Capitalization of deferred sales inducement costs                                    (3,960)      (2,562)      (2,808)
   Amortization of premium, net                                                          3,867        4,105        1,485
   Deferred income taxes                                                                14,182        4,079        4,745
   Policyholder and contractholder charges, non-cash                                   (14,565)     (14,266)     (14,351)
   Net realized (gain) loss on investments                                              (9,192)        (849)         707
   Net realized gain on trading securities                                                  (2)          (2)          (1)
Change in operating assets and liabilities:
   Trading securities, net                                                                  58          (87)         (16)
   Future policy benefits for traditional life, disability income and long-term
   care insurance                                                                       12,448       13,862       14,180
   Policy claims and other policyholder's funds                                           (484)         519        1,337
   Policy loans, excluding universal life-type insurance:
      Repayment                                                                          2,266        2,494        2,566
      Issuance                                                                          (2,792)      (2,554)      (2,230)
   Reinsurance recoverables                                                             (5,449)      (6,922)      (4,050)
   Other accounts receivable                                                              (741)        (731)        (576)
   Accrued investment income                                                               880       (1,380)      (1,025)
   Other assets and liabilities, net                                                    (5,145)         779       (1,752)
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                         22,495       27,691       14,789
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
   Sales                                                                               247,160      118,570      526,247
   Maturities, sinking fund payments and calls                                         227,088      180,899      230,609
   Purchases                                                                          (459,107)    (410,650)    (932,372)
Other investments, excluding policy loans:
   Sales, maturities, sinking fund payments and calls                                   20,377       33,387       26,559
   Purchases                                                                           (27,639)     (50,945)     (87,437)
Change in amounts due to and from brokers, net                                             (53)       2,140      (17,569)
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                                7,826     (126,599)    (253,963)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
   Considerations received                                                             111,090      184,527      256,191
   Interest credited to account values                                                  71,518       68,480       71,910
   Surrenders and other benefits                                                      (178,462)    (136,935)    (100,029)
Universal life-type insurance policy loans:
   Repayment                                                                             5,030        4,735        4,484
   Issuance                                                                             (5,228)      (5,585)      (3,908)
Capital contributions                                                                       --           --       20,000
Cash dividends to IDS Life Insurance Company                                           (22,500)     (21,500)     (20,000)
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                              (18,552)      93,722      228,648
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    11,769       (5,186)     (10,526)
Cash and cash equivalents at beginning of year                                          30,983       36,169       46,695
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $   42,752   $   30,983   $   36,169
==========================================================================================================================

Supplemental disclosures:
   Income taxes paid                                                                $   14,347   $   16,241   $   13,051
   Interest paid on borrowings                                                               8           --          114

See accompanying Notes to Supplemental Financial Statements.



20 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

                SUPPLEMENTAL STATEMENTS OF STOCKHOLDER'S EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 2005
                                  (THOUSANDS)

                                                                                     ADDITIONAL               ACCUMULATED OTHER
                                                                          CAPITAL      PAID-IN     RETAINED     COMPREHENSIVE
                                                               TOTAL       STOCK       CAPITAL     EARNINGS      INCOME/(LOSS)
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002 as previously reported after
   giving retroactive effect to the Merger (Note 1)          $ 451,158   $   2,000   $   86,600   $ 314,876       $ 47,682
Deferred tax adjustment (Note 1)                               (20,314)                             (20,314)
                                                             -------------------------------------------------------------------
Balances at December 31, 2002, as restated                     430,844       2,000       86,600     294,562         47,682
Comprehensive income:
   Net income                                                   34,644                               34,644
   Change in unrealized holding gains on securities, net        (5,987)                                             (5,987)
                                                             ---------
   Total comprehensive income                                   28,657
Cash dividends                                                 (20,000)                             (20,000)
Cash contribution from parent                                   20,000                   20,000
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003, as restated                     459,501       2,000      106,600     309,206         41,695
Comprehensive income:
   Net income                                                   41,238                               41,238
   Change in unrealized holding gains on securities, net        (2,487)                                             (2,487)
                                                             ---------
   Total comprehensive income                                   38,751
Cash dividends                                                 (21,500)                             (21,500)
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004, as restated                     476,752       2,000      106,600     328,944         39,208
Comprehensive income:
   Net income                                                   44,210                               44,210
   Change in unrealized holding gains on securities, net       (39,423)                                            (39,423)
                                                             ---------
   Total comprehensive income                                    4,787
Cash dividends                                                 (22,500)                             (22,500)
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2005                                $ 459,039   $   2,000   $  106,600   $ 350,654       $   (215)
================================================================================================================================

See accompanying Notes to Supplemental Financial Statements.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 21

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). IDS Life of New York serves residents of the State of New York.

IDS Life of New York and American Centurion Life Assurance Company (American Centurion Life), which was a wholly-owned subsidiary of IDS Life, executed an Agreement and Plan of Merger on March 17, 2006 whereby American Centurion Life will be merged with and into IDS Life of New York. The agreement was effective December 31, 2006 and provides that IDS Life of New York shall be the surviving corporation of the merger and shall continue to exist as a domestic stock life insurance company under the laws of the State of New York. The merger agreement also provides that, upon effectiveness of the merger, American Centurion Life shall cease to exist and its property and obligations shall become the property and obligations of IDS Life of New York. Simultaneously with the effectiveness of the merger, the agreement provides that the Articles of Incorporation of IDS Life of New York shall be amended to change its name to RiverSource Life Insurance Co. of New York.

As a result of the merger, which will be reported in IDS Life of New York's audited financial statements for the year ended December 31, 2006, amounts for the years presented will be restated to include financial results for American Centurion Life. Below is a summary of the individual and supplemental consolidated statements of income for IDS Life of New York and American Centurion Life for the years ended December 31, 2005, 2004 and 2003.

(IN THOUSANDS)                         2005, AS REPORTED                        2005
                             IDS LIFE OF               AMERICAN             SUPPLEMENTAL
                              NEW YORK              CENTURION LIFE          CONSOLIDATED
-----------------------------------------------------------------------------------------
Total revenues                 $174,197                 $38,134               $212,331
Net income                     $ 37,173                 $ 7,037               $ 44,210

                                       2004, AS REPORTED                        2004
                             IDS LIFE OF               AMERICAN             SUPPLEMENTAL
                              NEW YORK              CENTURION LIFE          CONSOLIDATED
-----------------------------------------------------------------------------------------
Total revenues                 $160,449                 $35,486               $195,935
Net income                     $ 35,018                 $ 6,220               $ 41,238

                                       2003, AS REPORTED                        2003
                             IDS LIFE OF               AMERICAN             SUPPLEMENTAL
                              NEW YORK              CENTURION LIFE          CONSOLIDATED
-----------------------------------------------------------------------------------------
Total revenues                 $152,532                 $30,375               $182,907
Net income                     $ 30,928                 $ 3,716               $ 34,644

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005, American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life of New York was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life of New York are significant to IDS Life of New York.

IDS Life of New York's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life of New York's fixed deferred annuities guarantee a minimum interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life of New York has the option of paying a higher rate set at its discretion. IDS Life of New York also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life of New York include universal life (fixed and variable, single life and joint life) and



22 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life of New York also markets disability income (DI) insurance. Although IDS Life of New York discontinued issuance of long-term care (LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, most of which are 50% reinsured. In May 2003, IDS Life of New York began outsourcing claims administration on LTC.

Under IDS Life of New York's variable life and annuity products described above, the purchaser may choose among investment options that include IDS Life of New York's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

Basis of Presentation

The accompanying supplemental financial statements give effect to the merger of IDS Life of New York and American Centurion Life, which will be reported in IDS Life of New York's audited financial statements for the year ended December 31, 2006, similar to the accounting for a pooling of interests. These supplemental financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (IDS Life of New York's primary regulator), as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation. Additionally, IDS Life of New York recorded a $20.3 million adjustment to decrease December 31, 2002 retained earnings. The adjustment resulted from a detailed review of the deferred tax asset and liability accounts whereby it was determined that IDS Life of New York did not give proper consideration to all temporary differences, which increased the previously reported balance for deferred income taxes, net and decreased the previously reported balance for retained earnings as of December 31, 2004. The transactions that gave rise to the temporary differences primarily occurred in 2001 and prior years. Accordingly, this restatement has no effect on the reported results of operations for 2004 and 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life of New York also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.

Mortgage Loans on Real Estate, Net

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life of New York generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 23

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Policy Loans

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

Trading Securities and Other Investments

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

IDS Life of New York has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

REINSURANCE

IDS Life of New York reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life of New York evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life of New York remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life of New York reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products insuring a single life. IDS Life of New York began reinsuring risks at this level beginning in 2002 for term life insurance and 2003 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life of New York is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies sold after 1995, IDS Life of New York retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company of New York. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life of New York retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life of New York also retains all accidental death benefit and waiver of premium risk.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life of New York's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.



24 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life of New York receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life of New York also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets.

IDS Life of New York provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life of New York makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life of New York also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life of New York guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums. IDS Life of New York also guarantees that death benefits will continue to be payable at the initial level regardless of investment performance so long as the minimum premium payments are made.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

Fixed Annuities and Variable Annuity Guarantees

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life of New York offers contracts containing guaranteed minimum withdrawal benefit (GMWB) provisions.

Effective January 1, 2004, liabilities for these variable annuity death benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB and guaranteed minimum accumulation benefit provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

Life, Disability Income and Long-Term Care Policies

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 25

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, interest credited, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life of New York's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life of New York issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 6.0% at December 31, 2005 grading up to 8.9% over 29 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

REVENUES AND EXPENSES

IDS Life of New York's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

Premium Revenues

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

Net Investment Income

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

Contractholder and Policyholder Charges

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

Mortality and Expense Risk and Other Fees

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life of New York's separate account assets. IDS Life of New York's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

Net Realized Gain (Loss) on Investments

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

Separation Costs

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life of New York that it considered to be a reasonable reflection of separation costs benefiting IDS Life of New York. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.



26 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Income Taxes

IDS Life of New York's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life of New York's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life of New York provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, a tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life of New York anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life of New York's results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life of New York is currently evaluating the impact of SOP 05-1 on IDS Life of New York's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life of New York does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life of New York's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 27

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $2.7 million ($4.2 million pretax). The cumulative effect of accounting change consisted of: (i) $2.0 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($1.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($0.2 million) and (ii) $2.2 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($2.8 million) and from considering these liabilities in valuing DAC associated with those contracts ($0.6 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life of New York's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life of New York's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The entities considered VIEs under FIN 46 include secured loan trusts (SLTs) for which IDS Life of New York had an 8% ownership interest in each of the two SLT structures. However, IDS Life of New York was not required to consolidate the SLTs as it is not the primary beneficiary. IDS Life of New York liquidated its interests in the SLTs during 2004 and 2005.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                               GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                       COST         GAINS        LOSSES        VALUE
---------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                      $   970,590   $   16,820   $  (13,697)  $   973,713
Mortgage and other asset-backed securities         639,123        5,140       (8,837)      635,426
Foreign corporate bonds and obligations            220,615        5,148       (3,535)      222,228
U.S. Government and agencies obligations            38,362           63         (849)       37,576
Foreign government bonds and obligations             6,213          566           (9)        6,770
State and municipal obligations                      6,996           --         (253)        6,743
---------------------------------------------------------------------------------------------------
Total fixed maturities                           1,881,899       27,737      (27,180)    1,882,456
---------------------------------------------------------------------------------------------------
   Total                                       $ 1,881,899   $   27,737   $  (27,180)  $ 1,882,456
---------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                                GROSS       GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                       COST         GAINS        LOSSES        VALUE
---------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                      $   968,276   $   45,108   $   (2,227)  $ 1,011,157
Mortgage and other asset-backed securities         595,307       15,038       (1,211)      609,134
Foreign corporate bonds and obligations            216,223       12,823         (771)      228,275
U.S. Government and agencies obligations            40,456          214         (120)       40,550
Foreign government bonds and obligations             5,909          503          (43)        6,369
State and municipal obligations                      6,995           28         (195)        6,828
Structured investments(a)                           55,545           --         (736)       54,809
---------------------------------------------------------------------------------------------------
Total fixed maturities                           1,888,711       73,714       (5,303)    1,957,122
Preferred and common stocks                          3,000          123           --         3,123
---------------------------------------------------------------------------------------------------
   Total                                       $ 1,891,711   $   73,837   $   (5,303)  $ 1,960,245
---------------------------------------------------------------------------------------------------

(a)   Includes unconsolidated collateralized debt obligations and SLTs.



28 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% and 88% of IDS Life of New York's total investments, respectively. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $56 million and $71 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                                                                         2005    2004
----------------------------------------------------------------------------------------------------------------------------
AAA                                                                                                             37%     35%
AA                                                                                                               6       3
A                                                                                                               23      23
BBB                                                                                                             26      31
Below investment grade                                                                                           8       8
----------------------------------------------------------------------------------------------------------------------------
   Total                                                                                                       100%    100%
----------------------------------------------------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 37% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                       LESS THAN 12 MONTHS        12 MONTHS OR MORE               TOTAL
----------------------------------------------------------------------------------------------------------------------------
                                                   FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                        VALUE        LOSSES       VALUE        LOSSES        VALUE       LOSSES
----------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                       $  458,798   $   10,183   $   78,600   $    3,514   $  537,398   $   13,697
Mortgage and other asset-backed securities         323,001        5,813       82,553        3,024      405,554        8,837
Foreign corporate bonds and obligations             78,203        2,023       33,623        1,512      111,826        3,535
U.S. Government and agencies obligations            37,092          849           --           --       37,092          849
Foreign government bonds and obligations               332            9           --           --          332            9
State and municipal obligations                      5,786          208          957           45        6,743          253
============================================================================================================================
   Total                                        $  903,212   $   19,085   $  195,733   $    8,095   $1,098,945   $   27,180
============================================================================================================================

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                       LESS THAN 12 MONTHS        12 MONTHS OR MORE               TOTAL
----------------------------------------------------------------------------------------------------------------------------
                                                   FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                        VALUE        LOSSES       VALUE        LOSSES        VALUE       LOSSES
----------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                       $  143,808   $    1,081   $   38,683   $    1,146   $  182,491   $    2,227
Mortgage and other asset-backed securities         111,677        1,167        5,608           44      117,285        1,211
Foreign corporate bonds                             38,619          325       27,646          446       66,265          771
U.S. Government and agencies obligations            14,830          120           --           --       14,830          120
Foreign government bonds and obligations                97            3          767           40          864           43
State and municipal obligations                         --           --        4,806          195        4,806          195
Structured investments                                  --           --       28,807          736       28,807          736
============================================================================================================================
   Total                                        $  309,031   $    2,696   $  106,317   $    2,607   $  415,348   $    5,303
============================================================================================================================



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 29

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, IDS Life of New York considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)           LESS THAN 12 MONTHS                 12 MONTHS OR MORE                         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                   GROSS                              GROSS                               GROSS
RATIO OF FAIR VALUE TO   NUMBER OF              UNREALIZED  NUMBER OF               UNREALIZED   NUMBER OF              UNREALIZED
AMORTIZED COST          SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES
-----------------------------------------------------------------------------------------------------------------------------------
95% - 100%                  435       $  875      $ (17)        82        $  153      $  (5)       517        $1,028      $ (22)
90% - 95%                    43           23         (1)        21            42         (3)        64            65         (4)
80% - 90%                     7            5         (1)         3             1         --         10             6         (1)
-----------------------------------------------------------------------------------------------------------------------------------
   Total                    485       $  903      $ (19)       106        $  196      $  (8)       591        $1,099      $ (27)
-----------------------------------------------------------------------------------------------------------------------------------

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $0.5 million. The securities related to this issuer have a fair value to amortized cost ratio of 95% or above and have been in an unrealized loss position for 12 months or more.

IDS Life of New York monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life of New York's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life of New York's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life of New York has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax:
(i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income, net of tax:

(THOUSANDS)                                                                                          2005       2004       2003
-----------------------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $20,573, $366, and $2,849,
respectively                                                                                       $(38,208)  $    679   $ (5,292)
Reclassification of realized gains, net of tax of $3,219, $737, and $95,
respectively                                                                                         (5,977)    (1,369)      (177)
DAC, net of tax of $2,419, $536 and $279, respectively                                                4,492       (994)      (518)
DSIC, net of tax of $208, $207, and $0, respectively                                                    387       (384)        --
Fixed annuity liabilities, net of tax of $63, $226, and $0, respectively                               (117)      (419)        --
-----------------------------------------------------------------------------------------------------------------------------------
Change in net unrealized securities losses                                                         $(39,423)  $ (2,487)  $ (5,987)
-----------------------------------------------------------------------------------------------------------------------------------



30 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                      AMORTIZED       FAIR
(THOUSANDS)                                              COST        VALUE
------------------------------------------------------------------------------
Due within 1 year                                     $   33,855   $   34,189
Due after 1 through 5 years                              289,819      293,149
Due after 5 through 10 years                             836,921      835,175
Due after 10 years                                        82,181       84,517
------------------------------------------------------------------------------
                                                       1,242,776    1,247,030
Mortgage and other asset-backed securities               639,123      635,426
------------------------------------------------------------------------------
Total                                                 $1,881,899   $1,882,456
------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                   2005         2004         2003
------------------------------------------------------------------------------
Sales                                $     247,160   $  118,570   $  526,247
Maturities, sinking fund
payments and calls                   $     227,088   $  180,899   $  230,609
Purchases                            $    (459,107)  $ (410,650)  $ (932,372)
------------------------------------------------------------------------------

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                   2005         2004         2003
------------------------------------------------------------------------------
Gross realized gains from sales      $      11,424   $    2,698   $   18,215
Gross realized losses from sales     $      (1,503)  $     (592)  $   (9,491)
Other-than-temporary impairments     $        (724)  $       --   $   (8,452)
------------------------------------------------------------------------------

The $0.7 million of other-than-temporary impairments in 2005 primarily relate to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $8.5 million of other-than-temporary impairments in 2003 consisted of $6.4 million related to corporate debt securities and $2.1 million related to IDS Life of New York's interests in a collateralized debt obligations (CDO) securitization trust which was sold in 2005 as discussed below. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life of New York's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life of New York sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $2.3 million. The carrying value of this retained interest was $28.8 million at December 31, 2004, of which $21.3 million was considered investment grade.

At both December 31, 2005 and 2004, bonds carried at $1.3 million were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                             2005         2004
------------------------------------------------------------------------------
Mortgage loans on real estate                        $  247,978   $  240,718
Less: allowance for loan losses                          (3,218)      (3,218)
------------------------------------------------------------------------------
Net mortgage loans                                   $  244,760   $  237,500
------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life of New York holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 31

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

At December 31, 2005 and 2004, IDS Life of New York's recorded investment in impaired mortgage loans on real estate was $2.2 million and nil, respectively, with related allowances for mortgage loan losses of $500 thousand and nil, respectively. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $165 thousand and nil, respectively. IDS Life of New York recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                              2005           2004         2003
-----------------------------------------------------------------------------
Balance, beginning of year           $       3,218   $    2,418   $    1,436
Provision for mortgage loan losses              --          800          982
-----------------------------------------------------------------------------
Balance, end of year                 $       3,218   $    3,218   $    2,418
-----------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by region at December 31, were:

(THOUSANDS)                                      2005                       2004
--------------------------------------------------------------------------------------------
                                        ON BALANCE     FUNDING     ON BALANCE     FUNDING
REGION                                    SHEET      COMMITMENTS      SHEET     COMMITMENTS
--------------------------------------------------------------------------------------------
East North Central                      $  53,007     $     --      $ 46,326       $  --
Mountain                                   44,657        1,700        48,030          --
South Atlantic                             41,892           --        34,790          --
Middle Atlantic                            27,160           --        26,630          --
Pacific                                    36,494           --        33,214          --
New England                                11,900           --        12,273          --
West North Central                         16,575           --        21,030          --
East South Central                         10,691        1,800         9,085          --
West South Central                          5,602        2,800         9,340          --
--------------------------------------------------------------------------------------------
                                          247,978        6,300       240,718          --
Less: allowance for loan losses            (3,218)          --        (3,218)         --
--------------------------------------------------------------------------------------------
   Total                                $ 244,760     $  6,300      $237,500       $  --
--------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31, were:

(THOUSANDS)                                      2005                       2004
--------------------------------------------------------------------------------------------
                                        ON BALANCE     FUNDING     ON BALANCE     FUNDING
PROPERTY TYPE                             SHEET      COMMITMENTS      SHEET     COMMITMENTS
--------------------------------------------------------------------------------------------
Department/retail stores                $  70,945     $      --    $  66,216       $ --
Office buildings                           62,596         2,800       67,774         --
Apartments                                 35,534         1,800       37,157         --
Industrial buildings                       55,039            --       45,700         --
Medical buildings                          10,012         1,700        9,198         --
Hotels/motels                               5,338            --        5,516         --
Mixed use                                   3,986            --        5,530         --
Other                                       4,528            --        3,627         --
--------------------------------------------------------------------------------------------
                                          247,978         6,300      240,718         --
Less: allowance for loan losses            (3,218)           --       (3,218)        --
--------------------------------------------------------------------------------------------
   Total                                $ 244,760     $   6,300    $ 237,500       $ --
--------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                2005         2004          2003
--------------------------------------------------------------------------------------------
Income on fixed maturities                               $103,731     $101,841     $102,140
Income on mortgage loans on real estate                    15,292       15,150       13,108
Trading securities and other investments                    5,424        4,576        3,630
--------------------------------------------------------------------------------------------
                                                          124,447      121,567      118,878
Less: investment expenses                                   1,242        1,656        1,846
--------------------------------------------------------------------------------------------
   Total                                                 $123,205     $119,911     $117,032
--------------------------------------------------------------------------------------------



32 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                       2005       2004       2003
------------------------------------------------------------------------------------------------
Fixed maturities                                                $  9,196   $  2,106   $    271
Mortgage loans on real estate                                         (2)    (1,256)      (982)
Trading securities and other investments                              (2)        (1)         4
------------------------------------------------------------------------------------------------
   Total                                                        $  9,192   $    849   $   (707)
------------------------------------------------------------------------------------------------

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                       2005       2004       2003
------------------------------------------------------------------------------------------------
Balance, beginning of year                                      $208,890   $196,385   $178,273
Impact of SOP 03-1                                                    --        (14)        --
Capitalization of acquisition costs                               33,519     27,754     29,807
Amortization, excluding impact of changes in assumptions         (22,650)   (15,905)   (17,699)
Amortization, impact of annual third quarter changes in
DAC-related assumptions                                            3,600      2,200      6,800
Impact of changes in net unrealized securities losses (gains)      6,911     (1,530)      (796)
------------------------------------------------------------------------------------------------
Balance, end of year                                            $230,270   $208,890   $196,385
------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                       2005       2004       2003
------------------------------------------------------------------------------------------------
Balance, beginning of year                                      $  8,382   $  7,681   $  5,715
Capitalization of sales inducements                                3,960      2,562      2,808
Amortization                                                      (1,383)    (1,269)      (842)
Impact of changes in net unrealized securities losses (gains)        595       (592)        --
------------------------------------------------------------------------------------------------
Balance, end of year                                            $ 11,554   $  8,382   $  7,681
------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GGU. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers GGU provisions on variable annuities with death benefit provisions. IDS Life of New York has established additional liabilities for these variable annuity death benefits provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits, IDS Life of New York projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 33

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

The following provides summary information related to variable annuity contracts for which IDS Life of New York has established additional liabilities for death benefits as of December 31:


----------------------------------------------------------------------------------------------------------------------
VARIABLE ANNUITY GMDB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                          2005         2004
----------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium   Total Contract Value                  $   332,736   $    92,674
                                                      Contract Value in Separate Accounts   $   285,387   $    57,996
                                                      Net Amount at Risk*                   $       591   $       907
                                                      Weighted Average Attained Age                  59            59
----------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Six Year Reset      Total Contract Value                  $ 1,545,792   $ 1,621,400
                                                      Contract Value in Separate Accounts   $ 1,263,467   $ 1,325,691
                                                      Net Amount at Risk*                   $    47,919   $    73,753
                                                      Weighted Average Attained Age                  60            60
----------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for One Year Ratchet    Total Contract Value                  $   191,654   $   132,651
                                                      Contract Value in Separate Accounts   $   164,084   $   104,113
                                                      Net Amount at Risk*                   $       874   $     1,420
                                                      Weighted Average Attained Age                  60            59
----------------------------------------------------------------------------------------------------------------------
Contracts with Other GMDB                             Total Contract Value                  $    36,606   $     3,004
                                                      Contract Value in Separate Accounts   $    33,857   $     1,318
                                                      Net Amount at Risk*                   $       292   $        --
                                                      Weighted Average Attained Age                  58            67
----------------------------------------------------------------------------------------------------------------------
Contracts with GGU Death Benefit                      Total Contract Value                  $        67   $        41
                                                      Contract Value in Separate Accounts   $        67   $        41
                                                      Net Amount at Risk*                   $        --   $        --
                                                      Weighted Average Attained Age                  47            47
----------------------------------------------------------------------------------------------------------------------
Contracts with GMIB                                   Total Contract Value                  $    29,212   $    23,785
                                                      Contract Value in Separate Accounts   $    25,584   $    20,002
                                                      Net Amount at Risk*                   $         8   $        --
                                                      Weighted Average Attained Age                  58            57
----------------------------------------------------------------------------------------------------------------------

* Represents current death benefit less total contract value for GMDB and amount of gross up for GGU, and assumes the actuarially remote scenario that all claims become payable on the same day.

----------------------------------------------------------------------------------------------------------------------
ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                              GMDB & GGU
----------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                  Liability balance at January 1                      $    1,663
                                                      Reported claims                                     $      752
                                                      Liability balance at December 31                    $      771
                                                      Incurred claims (reported + change in liability)    $     (140)
----------------------------------------------------------------------------------------------------------------------


The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.



34 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

5. INCOME TAXES

IDS Life of New York qualifies as a life insurance company for federal income tax purposes. As such, IDS Life of New York is subject to the Internal Revenue Code provisions applicable to life insurance companies. Provisions for income taxes were:

(THOUSANDS)                                                       2005       2004       2003
-----------------------------------------------------------------------------------------------
Federal income tax:
   Current                                                      $  5,417   $ 15,665   $ 11,109
   Deferred                                                       14,182      4,079      4,745
-----------------------------------------------------------------------------------------------
Total federal income taxes                                        19,599     19,744     15,854
State income taxes-current                                         2,204      1,660      1,334
-----------------------------------------------------------------------------------------------
Income tax provision before accounting change                   $ 21,803   $ 21,404   $ 17,188
===============================================================================================

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                 2005       2004       2003
-----------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                         35.0%      35.0%      35.0%
Changes in taxes resulting from:
   Tax-exempt interest and dividend income                         (2.9)      (1.9)      (1.6)
   State income taxes, net of federal benefit                       2.1        1.6        1.7
   Other, net                                                      (1.2)      (2.0)      (1.9)
-----------------------------------------------------------------------------------------------
Income tax provision before accounting change                      33.0%      32.7%      33.2%
===============================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life of New York's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                                  2005       2004
-----------------------------------------------------------------------------------------------
Deferred income tax assets:
   Policy reserves                                                         $ 46,200   $ 43,147
   Other investments                                                          4,270     14,547
   Deferred taxes related to net securities unrealized losses                   113         --
   Other                                                                      3,599        864
-----------------------------------------------------------------------------------------------
Total deferred income tax assets                                             54,182     58,558
-----------------------------------------------------------------------------------------------

Deferred income tax liabilities:
   Deferred policy acquisition costs                                         65,639     61,115
   Deferred taxes related to net securities unrealized gains                     --     21,115
   Deferred compensation                                                        745         --
   Other                                                                      5,989      1,566
-----------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                        72,373     83,796
-----------------------------------------------------------------------------------------------
Deferred income tax liabilities, net                                       $ 18,191   $ 25,238
-----------------------------------------------------------------------------------------------

A portion of IDS Life of New York's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life of New York had a balance of $1.1 million in the policyholders' surplus account. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life of New York has made distributions of $798 thousand, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life of New York is liquidated. Deferred taxes had not been previously established.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 35

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

IDS Life of New York is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life of New York's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life of New York has $10.7 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life of New York's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable IDS Life of New York to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

As a result of the separation of Ameriprise Financial from American Express, IDS Life of New York will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, IDS Life of New York will also be required to file a separate short period tax return as part of an IDS Life consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                                       2005       2004       2003
-----------------------------------------------------------------------------------------------
Net unrealized securities gains                                 $ 21,228   $  1,340   $  3,223
-----------------------------------------------------------------------------------------------
Net income tax benefit                                          $ 21,228   $  1,340   $  3,223
-----------------------------------------------------------------------------------------------

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York. IDS Life of New York's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $286.7 million and $273.6 million as of December 31, 2005 and 2004, respectively. Dividends in excess of $28.7 million in 2006 would be subject to the pre-notification requirement.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                                       2005       2004       2003
-----------------------------------------------------------------------------------------------
Statutory net income                                            $ 36,877   $ 42,486   $ 13,550
Statutory capital and surplus                                    289,672    276,572    261,553

IDS Life of New York is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $307.7 million and $291.6 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $52.5 million and $57.8 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

IDS Life of New York participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life of New York's share of the total net periodic pension cost was $75 thousand in 2005, $51 thousand in 2004, and $35 thousand in 2003.

IDS Life of New York also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $203 thousand, $183 thousand and $170 thousand, respectively.

IDS Life of New York has a "Sales Benefit Plan" which is an unfunded, noncontributory retirement plan for all eligible financial advisors. Total plan costs for 2005, 2004, and 2003, which are calculated on the basis of commission earnings of the individual financial advisors, were $49 thousand, $148 thousand, and $468 thousand, respectively. Such costs are included in DAC.



36 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $29.0 million, $20.4 million, and $20.6 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life of New York may not be reflective of expenses that would have been incurred by IDS Life of New York on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $4.1 million and $3.1 million, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $9.0 billion, $8.4 billion and $7.6 billion, respectively, of which $3.7 billion, $2.8 billion and $2.0 billion, was reinsured at the respective year ends. IDS Life of New York also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $9.3 million, $8.4 million and $7.5 million and reinsurance recovered from reinsurers amounted to $3.1 million, $2.4 million and $1.1 million, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life of New York from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

9. DERIVATIVE FINANCIAL INSTRUMENTS

Embedded Derivatives

Certain annuities contain GMWB provisions, which are considered embedded derivatives. The changes in fair value of the GMWB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded options for GMWB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments was $213 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life of New York, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                     2005                      2004
-------------------------------------------------------------------------------------------------------------
                                                            CARRYING       FAIR       CARRYING       FAIR
(THOUSANDS)                                                  VALUE         VALUE       VALUE         VALUE
-------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values   $   42,752   $   42,752   $   30,983   $   30,983
Available-for-Sale securities                               1,882,456    1,882,456    1,960,245    1,960,245
Mortgage loans on real estate, net                            244,760      254,326      237,500      250,553
Policy loans                                                   31,274       31,274       30,550       30,550
Trading securities                                                 48           48          106          106
Separate account assets                                     2,028,923    2,028,923    1,736,704    1,736,704
Derivative financial instruments                                  137          137          137          137

FINANCIAL LIABILITIES
Fixed annuity reserves                                     $1,590,749   $1,549,671   $1,604,017   $1,559,175
Separate account liabilities                                1,760,610    1,692,109    1,503,643    1,449,617
Derivative financial instruments                                  341          341          174          174
-------------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 37

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $99.3 million and $98.8 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $48.1 million and $53.7 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $268.3 million and $233.1 million at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $101.3 million and $86.2 million as of December 31, 2005 and 2004, respectively.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life of New York had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life of New York has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life of New York is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life of New York believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life of New York's federal income tax returns and recently completed its audit of IDS Life of New York for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life of New York for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life of New York's financial condition or results of operations as a result of these audits.



38 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                            2005        2004        2003
-------------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements                   $  44,210   $  41,238   $  34,644
Deferred policy acquisition costs                                     (14,469)    (14,049)    (18,908)
Deferred sales inducement costs                                        (2,577)     (1,293)     (1,966)
Adjustments of future policy benefit liabilities                      (10,343)     (4,169)     (6,103)
Deferred income tax expense                                            14,182      10,987       4,745
Cumulative effect of accounting change, net of tax                         --       2,748          --
Provision for losses on investments                                      (500)        800         340
Interest maintenance reserves gain/loss transfer and amortization      (5,262)       (988)     (6,650)
Adjustment to separate account reserves                                14,075       4,185       6,711
Other, net                                                             (2,439)      3,027         737
-------------------------------------------------------------------------------------------------------
Statutory-basis net income                                          $  36,877   $  42,486   $  13,550
-------------------------------------------------------------------------------------------------------

(THOUSANDS)                                                            2005        2004        2003
-------------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements         $ 459,039   $ 476,752   $ 459,501
Deferred policy acquisition costs                                    (230,270)   (208,890)   (196,385)
Deferred sales inducements                                            (11,554)     (8,382)     (7,681)
Adjustments of future policy benefit liabilities                       27,866      31,815      21,874
Deferred income tax liabilities                                        49,337      62,712      61,647
Asset valuation reserve                                               (18,077)    (15,021)    (10,111)
Net unrealized loss (gain) on investments                               2,663     (15,050)    (16,618)
Adjustments of separate account liabilities                            71,343      60,737      56,516
Adjustments of investments to amortized cost                           (2,300)    (52,563)    (52,048)
Premiums due, deferred and in advance                                     925       1,063       1,186
Deferred revenue liability                                              4,242       4,457       4,584
Reserves for mortgage loan losses                                       1,797       2,298       1,498
Non-admitted assets                                                   (27,576)    (28,716)    (33,757)
Interest maintenance reserve                                           (8,953)     (5,459)     (5,007)
Reinsurance ceded reserves                                            (35,042)    (31,245)    (24,209)
Other, net                                                              6,232       2,064         563
-------------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                                 $ 289,672   $ 276,572   $ 261,553
-------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 39

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY OF NEW YORK

We have audited the accompanying Balance Sheets of IDS Life Insurance Company of New York (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of IDS Life Insurance Company of New York's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Life Insurance Company of New York at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Financial Statements, in 2004 IDS Life Insurance Company of New York adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

As discussed in Note 1, retained earnings for the beginning of 2003 has been restated to correct the accounting for deferred taxes as of that date.


                                                         /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 27, 2006



40 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

BALANCE SHEETS

DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)                                                          2005          2004
ASSETS
Investments:
Available-for-Sale:
   Fixed maturities, at fair value (amortized cost: 2005, $1,345,119; 2004, $1,346,261)          $ 1,347,418   $ 1,398,741
   Preferred and common stocks, at fair value (cost: 2005, $0; 2004, $2,000)                              --         2,082
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and 2004, $2,297)       168,876       166,218
Policy loans                                                                                          31,274        30,550
Trading securities and other investments                                                                  12            30
---------------------------------------------------------------------------------------------------------------------------
      Total investments                                                                            1,547,580     1,597,621

Cash and cash equivalents                                                                             28,241        25,176
Reinsurance recoverables                                                                              36,885        31,006
Amounts due from brokers                                                                                  65             9
Other accounts receivable                                                                              3,486         2,740
Accrued investment income                                                                             16,839        17,630
Deferred policy acquisition costs                                                                    210,284       190,548
Deferred sales inducement costs                                                                        9,562         6,186
Other assets                                                                                           5,685         5,543
Separate account assets                                                                            1,955,133     1,681,670
---------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                               $ 3,813,760   $ 3,558,129
===========================================================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
   Fixed annuities                                                                               $ 1,126,367   $ 1,137,105
   Variable annuity guarantees                                                                           921         1,565
   Universal life insurance                                                                          187,589       183,305
   Traditional life insurance                                                                         20,973        20,256
   Disability income and long-term care insurance                                                    122,476       110,536
Policy claims and other policyholders' funds                                                           6,796         5,600
Deferred income taxes, net (as restated for 2004, see Note 1)                                         18,776        24,267
Other liabilities                                                                                      8,410        13,000
Separate account liabilities                                                                       1,955,133     1,681,670
---------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                            3,447,441     3,177,304
---------------------------------------------------------------------------------------------------------------------------

Stockholder's equity:
   Capital stock, $10 par value; 200,000 shares authorized, issued and outstanding                     2,000         2,000
   Additional paid-in capital                                                                         49,000        49,000
   Retained earnings (as restated for 2004, see Note 1)                                              314,519       299,846
   Accumulated other comprehensive income, net of tax:
      Net unrealized securities gains                                                                    800        29,979
---------------------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                                                     366,319       380,825
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                       $ 3,813,760   $ 3,558,129
===========================================================================================================================

See accompanying Notes to Financial Statements.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 41

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (THOUSANDS)                                2005         2004         2003
REVENUES
Premiums:
   Traditional life insurance                                    $   4,397    $   4,072    $   3,825
   Disability income and long-term care insurance                   17,696       17,643       17,873
------------------------------------------------------------------------------------------------------
      Total premiums                                                22,093       21,715       21,698
Net investment income                                               88,729       86,035       87,117
Contractholder and policyholder charges                             32,756       31,519       29,729
Mortality and expense risk and other fees                           23,369       20,605       14,326
Net realized gain (loss) on investments                              7,250          575         (338)
------------------------------------------------------------------------------------------------------
      Total revenues                                               174,197      160,449      152,532
------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Death and other benefits:
   Traditional life insurance                                        2,845        2,693        3,812
   Investment contracts and universal life-type insurance            8,931       11,541       11,885
   Disability income and long-term care insurance                    6,009        5,264        3,598
(Decrease) increase in liabilities for future policy benefits:
   Traditional life insurance                                         (404)        (556)        (704)
   Disability income and long-term care insurance                    8,064        8,897       10,401
Interest credited to account values                                 51,202       48,403       51,823
Amortization of deferred policy acquisition costs                   16,014       10,489        8,479
Separation costs                                                     3,915           --           --
Other insurance and operating expenses                              23,180       17,862       17,024
------------------------------------------------------------------------------------------------------
      Total benefits and expenses                                  119,756      104,593      106,318
------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change            54,441       55,856       46,214
Income tax provision                                                17,268       18,113       15,286
------------------------------------------------------------------------------------------------------
Income before accounting change                                     37,173       37,743       30,928
Cumulative effect of accounting change, net of tax                      --       (2,725)          --
------------------------------------------------------------------------------------------------------
Net income                                                       $  37,173    $  35,018    $  30,928
======================================================================================================

See accompanying Notes to Financial Statements.



42 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (THOUSANDS)                                                      2005          2004          2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                             $   37,173    $   35,018    $   30,928
Adjustments to reconcile net income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax                                          --         2,725            --
   Amortization of deferred policy acquisition costs                                       16,014        10,489         8,479
   Amortization of deferred sales inducement costs                                            788           892           633
   Capitalization of deferred policy acquisition costs                                    (30,570)      (23,802)      (23,927)
   Capitalization of deferred sales inducement costs                                       (3,791)       (1,752)       (2,213)
   Amortization of premium, net                                                             2,545         2,236           808
   Deferred income taxes                                                                   10,222         4,050         3,870
   Policyholder and contractholder charges, non-cash                                      (14,565)      (14,266)      (14,352)
   Net realized (gain) loss on investments                                                 (7,250)         (575)          338
   Net realized gain on trading securities                                                     --            (1)           --
Change in operating assets and liabilities:
   Trading securities, net                                                                     18           (29)           --
   Future policy benefits for traditional life, disability income and long-term care
   insurance                                                                               12,657        13,750        14,246
   Policy claims and other policyholder's funds                                             1,196           822         2,435
   Policy loans, excluding universal life-type insurance:
      Repayment                                                                             2,266         2,494         2,566
      Issuance                                                                             (2,792)       (2,554)       (2,230)
   Reinsurance recoverables                                                                (5,879)       (6,827)       (4,112)
   Other accounts receivable                                                                 (746)         (609)         (555)
   Accrued investment income                                                                  791            25          (707)
   Other assets and liabilities, net                                                       (3,633)         (702)       (1,857)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                            14,444        21,384        14,350
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
   Sales                                                                                  159,378        92,583       488,168
   Maturities, sinking fund payments and calls                                            135,670       128,099       139,530
   Purchases                                                                             (287,197)     (278,401)     (718,910)
Other investments, excluding policy loans:
   Sales, maturities, sinking fund payments and calls                                      16,701        31,508        24,184
   Purchases                                                                              (19,361)      (40,402)      (70,848)
   Change in amounts due to and from brokers, net                                             (56)            3           (12)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                                   5,135       (66,610)     (137,888)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
   Considerations received                                                                 75,403       111,916       141,822
   Interest credited to account values                                                     51,202        48,403        51,823
   Surrenders and other benefits                                                         (120,421)      (81,182)      (61,174)
Universal life-type insurance policy loans:
   Repayment                                                                                5,030         4,735         4,484
   Issuance                                                                                (5,228)       (5,585)       (3,908)
Cash dividends to IDS Life Insurance Company                                              (22,500)      (21,500)      (20,000)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                                 (16,514)       56,787       113,047
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                        3,065        11,561       (10,491)
Cash and cash equivalents at beginning of year                                             25,176        13,615        24,106
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $   28,241    $   25,176    $   13,615
===============================================================================================================================

Supplemental disclosures:
   Income taxes paid                                                                   $   12,132    $   12,378    $   12,340
   Interest paid on borrowings                                                                  8            --           108

See accompanying Notes to Financial Statements.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 43

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                     ADDITIONAL               ACCUMULATED OTHER
                                                                         CAPITAL       PAID-IN     RETAINED     COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)      TOTAL        STOCK        CAPITAL     EARNINGS        INCOME
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002 as previously reported       $ 381,855    $   2,000     $ 49,000    $ 295,714        $ 35,141
Deferred tax adjustment (Note 1)                             (20,314)                               (20,314)
                                                           ---------------------------------------------------------------------
Balances at December 31, 2002, as restated                   361,541        2,000       49,000      275,400          35,141
Comprehensive income:
   Net income                                                 30,928                                 30,928
   Change in unrealized holding gains on securities, net      (3,912)                                                (3,912)
                                                           ---------
   Total comprehensive income                                 27,016
Cash dividends                                               (20,000)                               (20,000)
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003, as restated                   368,557        2,000       49,000      286,328          31,229
Comprehensive income:
   Net income                                                 35,018                                 35,018
   Change in unrealized holding gains on securities, net      (1,250)                                                (1,250)
                                                           ---------
   Total comprehensive income                                 33,768
Cash dividends                                               (21,500)                               (21,500)
--------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004, as restated                   380,825        2,000       49,000      299,846          29,979
Comprehensive income:
   Net income                                                 37,173                                 37,173
   Change in unrealized holding gains on securities, net     (29,179)                                               (29,179)
                                                           ---------
   Total comprehensive income                                  7,994
Cash dividends                                               (22,500)                               (22,500)
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                              $ 366,319    $   2,000     $ 49,000    $ 314,519        $    800
================================================================================================================================

See accompanying Notes to Financial Statements.



44 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). IDS Life of New York serves residents of the State of New York.

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life of New York was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life of New York are significant to IDS Life of New York.

IDS Life of New York's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life of New York's fixed deferred annuities guarantee a minimum interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life of New York has the option of paying a higher rate set at its discretion. IDS Life of New York also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life of New York include universal life (fixed and variable, single life and joint life) and term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life of New York also markets disability income (DI) insurance. Although IDS Life of New York discontinued issuance of long-term care (LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, most of which are 50% reinsured. In May 2003, IDS Life of New York began outsourcing claims administration on LTC.

Under IDS Life of New York's variable life and annuity products described above, the purchaser may choose among investment options that include IDS Life of New York's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

Basis of Presentation

The accompanying Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (IDS Life of New York's primary regulator), as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation. Additionally, IDS Life of New York recorded a $20.3 million adjustment to decrease December 31, 2002 retained earnings. The adjustment resulted from a detailed review of the deferred tax asset and liability accounts whereby it was determined that IDS Life of New York did not give proper consideration to all temporary differences, which increased the previously reported balance for deferred income taxes, net and decreased the previously reported balance for retained earnings as of December 31, 2004. The transactions that gave rise to the temporary differences primarily occurred in 2001 and prior years. Accordingly, this restatement has no effect on the reported results of operations for 2004 and 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 45

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life of New York also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.

Mortgage Loans on Real Estate, Net

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life of New York generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Policy Loans

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

Trading Securities and Other Investments

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

IDS Life of New York has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

REINSURANCE

IDS Life of New York reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life of New York evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life of New York remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life of New York reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products insuring a single life. IDS Life of New York began reinsuring risks at this level beginning in 2002 for term life insurance and 2003 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life of New York is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies sold after 1995, IDS Life of New York retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company of New York. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life of New York retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life of New York also retains all accidental death benefit and waiver of premium risk.



46 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life of New York's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life of New York receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life of New York also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets.

IDS Life of New York provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life of New York makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life of New York also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life of New York guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums. IDS Life of New York also guarantees that death benefits will continue to be payable at the initial level regardless of investment performance so long as the minimum premium payments are made.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 47

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

Fixed Annuities and Variable Annuity Guarantees

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life of New York offers contracts containing guaranteed minimum withdrawal benefit (GMWB) provisions.

Effective January 1, 2004, liabilities for these variable annuity death benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

Life, Disability Income and Long-Term Care Policies

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, credited interest, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life of New York's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life of New York issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 6.0% at December 31, 2005 grading up to 8.9% over 29 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.



48 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

REVENUES AND EXPENSES

IDS Life of New York's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

Premium Revenues

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

Net Investment Income

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

Contractholder and Policyholder Charges

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

Mortality and Expense Risk and Other Fees

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life of New York's separate account assets. IDS Life of New York's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

Net Realized Gain (Loss) on Investments

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

Separation Costs

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life of New York that it considered to be a reasonable reflection of separation costs benefiting IDS Life of New York. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.

Income Taxes

IDS Life of New York's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life of New York's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life of New York provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, a tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life of New York anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life of New York's results of operations and financial condition will not be material.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 49

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life of New York is currently evaluating the impact of SOP 05-1 on IDS Life of New York's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life of New York does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life of New York's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $2.7 million ($4.2 million pretax). The cumulative effect of accounting change consisted of: (i) $2.0 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($1.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($0.2 million) and (ii) $2.2 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($2.8 million) and from considering these liabilities in valuing DAC associated with those contracts ($0.6 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life of New York's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life of New York's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The entities considered VIEs under FIN 46 include secured loan trusts (SLTs) for which IDS Life of New York had an 8% ownership interest in each of the two SLT structures. However, IDS Life of New York was not required to consolidate the SLTs as it is not the primary beneficiary. IDS Life of New York liquidated its interests in the SLTs during 2004 and 2005.



50 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                                 GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                         COST         GAINS       LOSSES        VALUE
----------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                    $   706,587   $   12,328   $ (10,116)   $   708,799
   Mortgage and other asset-backed securities       442,386        3,924      (5,731)       440,579
   Foreign corporate bonds and obligations          165,939        4,457      (2,598)       167,798
   U.S. Government and agencies obligations          17,999           63        (383)        17,679
   Foreign government bonds and obligations           6,212          566          (8)         6,770
   State and municipal obligations                    5,996           --        (203)         5,793
----------------------------------------------------------------------------------------------------
Total fixed maturities                            1,345,119       21,338     (19,039)     1,347,418
----------------------------------------------------------------------------------------------------
   Total                                        $ 1,345,119   $   21,338   $ (19,039)   $ 1,347,418
----------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                                 GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                         COST         GAINS       LOSSES        VALUE
----------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                    $   712,769   $   33,335   $   (1,686)  $   744,418
   Mortgage and other asset-backed securities       393,336       11,098         (530)      403,904
   Foreign corporate bonds and obligations          169,472       10,939         (549)      179,862
   U.S. Government and agencies obligations          18,447          142          (40)       18,549
   Foreign government bonds and obligations           5,909          503          (43)        6,369
   State and municipal obligations                    5,995           28         (159)        5,864
   Structured investments(a)                         40,333           --         (558)       39,775
----------------------------------------------------------------------------------------------------
Total fixed maturities                            1,346,261       56,045       (3,565)    1,398,741
Preferred and common stocks                           2,000           82           --         2,082
----------------------------------------------------------------------------------------------------
   Total                                        $ 1,348,261   $   56,127   $   (3,565)  $ 1,400,823
----------------------------------------------------------------------------------------------------

(a)   Includes unconsolidated collateralized debt obligations and SLTs.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 51

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% and 89% of IDS Life of New York's total investments, respectively. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $52 million and $63 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                                                                    2005   2004
----------------------------------------------------------------------------------------------------------------------
AAA                                                                                                        36%    32%
AA                                                                                                          6      3
A                                                                                                          24     25
BBB                                                                                                        27     31
Below investment grade                                                                                      7      9
----------------------------------------------------------------------------------------------------------------------
   Total                                                                                                  100%   100%
----------------------------------------------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 36% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                    LESS THAN 12 MONTHS       12 MONTHS OR MORE              TOTAL
----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES       VALUE       LOSSES       VALUE       LOSSES
----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $ 342,160   $   (7,529)  $  58,020   $   (2,587)  $ 400,180   $ (10,116)
Mortgage and other asset-backed securities     234,001       (4,409)     37,259       (1,322)    271,260      (5,731)
Foreign corporate bonds and obligations         59,315       (1,450)     25,266       (1,148)     84,581      (2,598)
U.S. Government and agencies obligations        17,194         (383)         --           --      17,194        (383)
Foreign government bonds and obligations           332           (8)         --           --         332          (8)
State and municipal obligations                  4,836         (158)        957          (45)      5,793        (203)
----------------------------------------------------------------------------------------------------------------------
   Total                                     $ 657,838   $  (13,937)  $ 121,502   $   (5,102)  $ 779,340   $ (19,039)
----------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                    LESS THAN 12 MONTHS       12 MONTHS OR MORE              TOTAL
----------------------------------------------------------------------------------------------------------------------
                                               FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
DESCRIPTION OF SECURITIES:                     VALUE       LOSSES       VALUE       LOSSES       VALUE       LOSSES
----------------------------------------------------------------------------------------------------------------------
Corporate debt securities                    $ 110,355   $     (815)  $  29,451   $     (871)  $ 139,806   $  (1,686)
Mortgage and other asset-backed securities      43,776         (486)      5,607          (44)     49,383        (530)
Foreign corporate bonds                         29,093         (245)     21,196         (304)     50,289        (549)
U.S. Government and agencies obligations         4,944          (40)         --           --       4,944         (40)
Foreign government bonds and obligations            97           (3)        767          (40)        864         (43)
State and municipal obligations                     --           --       3,843         (159)      3,843        (159)
Structured investments                              --           --      17,165         (558)     17,165        (558)
----------------------------------------------------------------------------------------------------------------------
   Total                                     $ 188,265   $   (1,589)  $  78,029   $   (1,976)  $ 266,294   $  (3,565)
----------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, IDS Life of New York considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)           LESS THAN 12 MONTHS                         12 MONTHS OR MORE                   TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                    GROSS                               GROSS                               GROSS
RATIO OF FAIR VALUE TO   NUMBER OF               UNREALIZED   NUMBER OF              UNREALIZED   NUMBER OF              UNREALIZED
AMORTIZED COST          SECURITIES   FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES
------------------------------------------------------------------------------------------------------------------------------------
95% - 100%                  252         $ 639      $ (12)        43         $  98       $ (4)        295        $ 737      $ (16)
90% - 95%                    21            16         (1)        10            22         (1)         31           38         (2)
80% - 90%                     2             3         (1)         2             1         --           4            4         (1)
------------------------------------------------------------------------------------------------------------------------------------
   Total                    275         $ 658      $ (14)        55         $ 121       $ (5)        330        $ 779      $ (19)
------------------------------------------------------------------------------------------------------------------------------------



52 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $0.5 million. The securities related to this issuer have a fair value to amortized cost ratio of 95% or above and have been in an unrealized loss position for 12 months or more.

IDS Life of New York monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life of New York's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life of New York's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life of New York has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax:
(i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income, net of tax:

(THOUSANDS)                                                                               2005       2004       2003
------------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $15,053, $818, and $1,742, respectively          $ (27,956)  $  1,519   $ (3,235)
Reclassification of realized gains, net of tax of $2,539, $641, and $0, respectively      (4,715)    (1,191)        (1)
DAC, net of tax of $1,813, $487 and $365, respectively                                     3,367       (905)      (676)
DSIC, net of tax of $131, $137, and $0, respectively                                         242       (254)        --
Fixed annuity liabilities, net of tax of $63, $226, and $0, respectively                    (117)      (419)        --
------------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                                       $ (29,179)  $ (1,250)  $ (3,912)
------------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                                                               AMORTIZED        FAIR
(THOUSANDS)                                                                                      COST          VALUE
------------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                                             $    18,704   $    18,862
Due after 1 through 5 years                                                                       193,723       195,910
Due after 5 through 10 years                                                                      631,312       630,491
Due after 10 years                                                                                 58,994        61,576
------------------------------------------------------------------------------------------------------------------------
                                                                                                  902,733       906,839
Mortgage and other asset-backed securities                                                        442,386       440,579
------------------------------------------------------------------------------------------------------------------------
Total                                                                                         $ 1,345,119   $ 1,347,418
------------------------------------------------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                                                              2005        2004        2003
------------------------------------------------------------------------------------------------------------------------
Sales                                                                                 $ 159,378   $  92,583   $ 488,168
Maturities, sinking fund payments and calls                                           $ 135,670   $ 128,099   $ 139,530
Purchases                                                                             $ 287,197   $ 278,401   $ 718,910
------------------------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 53

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                    2005        2004        2003
-------------------------------------------------------------------------------
Gross realized gains from sales             $   8,949    $  2,224    $ 15,397
Gross realized losses from sales            $  (1,068)   $   (392)   $ (8,271)
Other-than-temporary impairments            $    (627)   $     --    $ (7,125)
-------------------------------------------------------------------------------

The $0.6 million of other-than-temporary impairments in 2005 primarily relate to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $7.1 million of other-than-temporary impairments in 2003 consisted of $5.9 million related to corporate debt securities and $1.2 million related to IDS Life of New York's interests in a collateralized debt obligations (CDO) securitization trust which was sold in 2005 as discussed below. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life of New York's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life of New York sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $1.3 million. The carrying value of this retained interest was $17.2 million at December 31, 2004, of which $12.7 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $290 thousand and $293 thousand, respectively were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                               2005        2004
------------------------------------------------------------------------------
Mortgage loans on real estate                          $ 171,173   $ 168,515
Less: allowance for loan losses                           (2,297)     (2,297)
------------------------------------------------------------------------------
Net mortgage loans                                     $ 168,876   $ 166,218
------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life of New York holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

At December 31, 2005 and 2004, IDS Life of New York's recorded investment in impaired mortgage loans on real estate was $2.2 million and nil, respectively, with related allowances for mortgage loan losses of $500 thousand and nil, respectively. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $165 thousand and nil, respectively. IDS Life of New York recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                         2005      2004      2003
------------------------------------------------------------------------------
Balance, beginning of year                        $ 2,297   $ 1,498   $ 1,157
Provision for mortgage loan losses                     --       799       341
------------------------------------------------------------------------------

Balance, end of year                              $ 2,297   $ 2,297   $ 1,498
------------------------------------------------------------------------------



54 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
--------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                                   2005                        2004
----------------------------------------------------------------------------------------------------------
                                                    ON BALANCE      FUNDING     ON BALANCE      FUNDING
REGION                                                SHEET       COMMITMENTS      SHEET      COMMITMENTS
----------------------------------------------------------------------------------------------------------
East North Central                                  $   45,488      $    --     $   42,084       $  --
Mountain                                                29,091           --         32,093          --
South Atlantic                                          24,677           --         18,637          --
Middle Atlantic                                         22,396           --         21,738          --
Pacific                                                 22,389           --         20,527          --
New England                                             10,178           --         10,496          --
West North Central                                       8,537           --         12,728          --
East South Central                                       6,717        1,800          6,338          --
West South Central                                       1,700        2,800          3,874          --
----------------------------------------------------------------------------------------------------------
                                                       171,173        4,600        168,515          --
Less: allowance for loan losses                         (2,297)          --         (2,297)         --
----------------------------------------------------------------------------------------------------------
   Total                                            $  168,876      $ 4,600     $  166,218       $  --
----------------------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                                   2005                        2004
----------------------------------------------------------------------------------------------------------
                                                    ON BALANCE      FUNDING     ON BALANCE      FUNDING
PROPERTY TYPE                                          SHEET      COMMITMENTS      SHEET      COMMITMENTS
----------------------------------------------------------------------------------------------------------
Department/retail stores                            $   51,585      $    --     $   48,035       $ --
Office buildings                                        38,261        2,800         42,695         --
Apartments                                              33,052        1,800         34,608         --
Industrial buildings                                    30,543           --         25,880         --
Medical buildings                                        6,552           --          6,799         --
Hotels/motels                                            5,338           --          5,516         --
Mixed use                                                1,314           --          1,355         --
Other                                                    4,528           --          3,627         --
----------------------------------------------------------------------------------------------------------
                                                       171,173        4,600        168,515         --
Less: allowance for loan losses                         (2,297)          --         (2,297)        --
----------------------------------------------------------------------------------------------------------
Total                                               $  168,876      $ 4,600     $  166,218       $ --
----------------------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                               2005           2004       2003
-------------------------------------------------------------------- -------------------------------------
Income on fixed maturities                                              $74,633        $73,139    $76,491
Income on mortgage loans on real estate                                  10,457         10,535      8,830
Trading securities and other investments                                  4,468          3,850      3,272
-------------------------------------------------------------------- -------------------------------------
                                                                         89,558         87,524     88,593
Less: investment expenses                                                   829          1,489      1,476
-------------------------------------------------------------------- -------------------------------------
   Total                                                                $88,729        $86,035    $87,117
-------------------------------------------------------------------- -------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                              2005           2004       2003
----------------------------------------------------------------------------------------------------------
Fixed maturities                                                       $ 7,254        $ 1,832    $     1
Mortgage loans on real estate                                               (4)        (1,256)      (341)
Trading securities and other investments                                    --             (1)         2
----------------------------------------------------------------------------------------------------------
   Total                                                               $ 7,250        $   575    $  (338)
----------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 55

IDS Life Insurance Company of New York
--------------------------------------------------------------------------------

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                              2005         2004         2003
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                            $ 190,548    $ 178,641    $ 164,234
Impact of SOP 03-1                                                           --          (14)          --
Capitalization of acquisition costs                                      30,570       23,802       23,927
Amortization, excluding impact of changes in assumptions                (19,314)     (12,689)     (14,979)
Amortization, impact of annual third quarter changes in DAC-related
assumptions                                                               3,300        2,200        6,500
Impact of changes in net unrealized securities losses (gains)             5,180       (1,392)      (1,041)
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                                  $ 210,284    $ 190,548    $ 178,641
-----------------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                             2005           2004         2003
-----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                             $6,186         $5,717       $4,137
Capitalization of sales inducements                                     3,791          1,752        2,213
Amortization                                                             (788)          (892)        (633)
Impact of changes in net unrealized securities losses (gains)             373           (391)          --
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                                   $9,562         $6,186       $5,717
-----------------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GGU. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB.

The majority of the variable annuity contracts offered by IDS Life of New York contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life of New York also offers GGU provisions on variable annuities with death benefit provisions. IDS Life of New York has established additional liabilities for these variable annuity death benefits provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits, IDS Life of New York projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.



56 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

The following provides summary information related to variable annuity contracts for which IDS Life of New York has established additional liabilities for death benefits as of December 31:

VARIABLE ANNUITY GMDB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                          2005              2004
--------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium   Total Contract Value                   $    309,173      $   77,607
                                                      Contract Value in Separate Accounts    $    269,427      $   51,031
                                                      Net Amount at Risk*                    $        407      $      733
                                                      Weighted Average Attained Age                    59              58
--------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Six Year Reset      Total Contract Value                   $  1,545,792      $1,621,400
                                                      Contract Value in Separate Accounts    $  1,263,467      $1,325,691
                                                      Net Amount at Risk*                    $     47,919      $   73,753
                                                      Weighted Average Attained Age                    60              60
--------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for One Year Ratchet    Total Contract Value                   $    120,887      $   66,339
                                                      Contract Value in Separate Accounts    $    109,223      $   56,095
                                                      Net Amount at Risk*                    $         26      $       --
                                                      Weighted Average Attained Age                    59              57
--------------------------------------------------------------------------------------------------------------------------
Contracts with Other GMDB                             Total Contract Value                   $     32,924      $    3,004
                                                      Contract Value in Separate Accounts    $     30,971      $    1,318
                                                      Net Amount at Risk*                    $         12      $       --
                                                      Weighted Average Attained Age                    56              64
--------------------------------------------------------------------------------------------------------------------------
Contracts with GGU Death Benefit                      Total Contract Value                   $         67      $       41
                                                      Contract Value in Separate Accounts    $         67      $       41
                                                      Net Amount at Risk*                    $         --      $       .1
                                                      Weighted Average Attained Age                    47              --
--------------------------------------------------------------------------------------------------------------------------

* Represents current death benefit less total contract value for GMDB and amount of gross up for GGU, and assumes the actuarially remote scenario that all claims become payable on the same day.

--------------------------------------------------------------------------------------------------------------------------
ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                                   GMDB & GGU
--------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                  Liability balance at January 1                           $   1,565
                                                      Reported claims                                          $     741
                                                      Liability balance at December 31                         $     744
                                                      Incurred claims (reported + change in liability)         $     (80)
--------------------------------------------------------------------------------------------------------------------------

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 57

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

5. INCOME TAXES

IDS Life of New York qualifies as a life insurance company for federal income tax purposes. As such, IDS Life of New York is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions for income taxes were:

(THOUSANDS)                                            2005      2004      2003
---------------------------------------------------------------------------------
Federal income tax:
   Current                                           $ 5,610   $12,716   $10,056
   Deferred                                           10,222     4,050     3,870
---------------------------------------------------------------------------------
Total federal income taxes                            15,832    16,766    13,926
State income taxes-current                             1,436     1,347     1,360
---------------------------------------------------------------------------------
Income tax provision before accounting change        $17,268   $18,113   $15,286
---------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                     2005       2004       2003
---------------------------------------------------------------------------------
Tax at U.S. statutory rate                           35.0%      35.0%      35.0%
Changes in taxes resulting from:
   Tax-exempt interest and dividend income           (3.4)      (2.3)      (1.7)
   State income taxes, net of federal benefit         1.7        1.6        1.9
   Other, net                                        (1.6)      (1.9)      (2.1)
---------------------------------------------------------------------------------
Income tax provision before accounting change        31.7%      32.4%      33.1%
=================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life of New York's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                      2005      2004
---------------------------------------------------------------------------------
Deferred income tax assets:
   Policy reserves                                             $42,138   $38,872
   Other investments                                             2,095     9,087
   Other                                                         3,566       212
---------------------------------------------------------------------------------
Total deferred income tax assets                                47,799    48,171
---------------------------------------------------------------------------------

Deferred income tax liabilities:
   Deferred policy acquisition costs                            60,668    56,270
   Deferred taxes related to net securities unrealized gains       434    16,145
   Deferred compensation                                           745        --
   Other                                                         4,728        23
---------------------------------------------------------------------------------
Total deferred income tax liabilities                           66,575    72,438
---------------------------------------------------------------------------------
Deferred income tax liabilities, net                           $18,776   $24,267
---------------------------------------------------------------------------------

A portion of IDS Life of New York's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life of New York had no balance in the policyholders' surplus account. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life of New York has made distributions of $798 thousand, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life of New York is liquidated. Deferred taxes had not been previously established.

IDS Life of New York is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life of New York's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life of New York has $5.6 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life of New York's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable IDS Life of New York to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.



58 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

As a result of the separation of Ameriprise Financial from American Express, IDS Life of New York will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, IDS Life of New York will also be required to file a separate short period tax return as part of an IDS Life consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                    2005        2004        2003
------------------------------------------------------------------------------
Net unrealized securities gains             $  15,711   $     673   $   2,107
------------------------------------------------------------------------------
Net income tax benefit                      $  15,711   $     673   $   2,107
------------------------------------------------------------------------------

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York. IDS Life of New York's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $230.6 million and $225.0 million as of December 31, 2005 and 2004, respectively. Dividends in excess of $23.1 million in 2006 would be subject to the pre-notification requirement..

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                    2005        2004        2003
------------------------------------------------------------------------------
Statutory net income                        $  29,525   $  34,718   $  25,295
Statutory capital and surplus                 232,577     227,022     218,649

IDS Life of New York is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $246.0 million and $238.2 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $39.9 million and $44.1 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

IDS Life of New York participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life of New York's share of the total net periodic pension cost was $68 thousand in 2005, $47 thousand in 2004, and $30 thousand in 2003.

IDS Life of New York also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $186 thousand, $170 thousand and $145 thousand, respectively.

IDS Life of New York has a "Sales Benefit Plan" which is an unfunded, noncontributory retirement plan for all eligible financial advisors. Total plan costs for 2005, 2004, and 2003, which are calculated on the basis of commission earnings of the individual financial advisors, were $49 thousand, $148 thousand, and $468 thousand, respectively. Such costs are included in DAC.

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $25.2 million, $17.8 million, and $17.6 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life of New York may not be reflective of expenses that would have been incurred by IDS Life of New York on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $2.9 million and $2.6 million, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $9.0 billion, $8.3 billion and $7.5 billion, respectively, of which $3.6 billion, $2.7 billion and $1.9 billion, was reinsured at the respective year ends. IDS Life of New York also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $8.1 million, $7.3 million and $6.3 million and reinsurance recovered from reinsurers amounted to $2.8 million, $1.8 million and $131 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life of New York from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 59

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

9. DERIVATIVE FINANCIAL INSTRUMENTS

Embedded Derivatives

Certain annuities contain GMWB provisions, which are considered embedded derivatives. The changes in fair value of the GMWB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded options for GMWB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments, was $177 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life of New York, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                           2005                         2004
------------------------------------------------------------------------------------------------------------------------
                                                                  CARRYING         FAIR        CARRYING         FAIR
(THOUSANDS)                                                        VALUE          VALUE         VALUE          VALUE
------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values        $    28,241    $    28,241   $    25,176    $    25,176
Available-for-Sale securities                                     1,347,418      1,347,418     1,400,823      1,400,823
Mortgage loans on real estate, net                                  168,876        173,961       166,218        173,426
Policy loans                                                         31,274         31,274        30,550         30,550
Trading securities                                                       12             12            30             30
Separate account assets                                           1,955,133      1,955,133     1,681,670      1,681,670
Derivative financial instruments                                        137            137           137            137

FINANCIAL LIABILITIES
Fixed annuity reserves                                          $ 1,028,715    $   997,853   $ 1,039,735    $ 1,007,390
Separate account liabilities                                      1,686,819      1,620,876     1,448,609      1,396,660
------------------------------------------------------------------------------------------------------------------------

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.



60 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

IDS Life Insurance Company of New York
------------------------------------------------------------------------------

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $97.7 million and $97.4 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $34.0 million and $37.0 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $268.3 million and $233.1 million at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $93.6 million and $80.6 million as of December 31, 2005 and 2004, respectively.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life of New York had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life of New York has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life of New York is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life of New York believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life of New York's federal income tax returns and recently completed its audit of IDS Life of New York for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life of New York for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life of New York's financial condition or results of operations as a result of these audits.

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                                        2005          2004           2003
-------------------------------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements                              $    37,173   $    35,018    $    30,928
Deferred policy acquisition costs                                                  (14,557)       (8,660)       (16,185)
Adjustments of future policy benefit liabilities                                    (8,970)       (3,933)         5,849
Deferred income tax expense                                                          6,205         4,050          3,870
Provision for losses on investments                                                   (500)          800            341
Interest maintenance reserves gain/loss transfer and amortization                   (3,779)         (453)        (5,343)
Adjustment to separate account reserves                                             12,396         4,221          6,779
Other, net                                                                           1,557         3,675           (944)
-------------------------------------------------------------------------------------------------------------------------
Statutory-basis net income                                                     $    29,525   $    34,718    $    25,295
-------------------------------------------------------------------------------------------------------------------------

(THOUSANDS)                                                                        2005          2004           2003
-------------------------------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements                    $   366,319   $   380,825    $   368,557
Deferred policy acquisition costs                                                 (210,284)     (190,548)      (178,641)
Deferred sales inducements                                                          (9,562)       (6,186)        (5,716)
Adjustments of future policy benefit liabilities                                    40,938        41,458         31,857
Deferred income tax liabilities                                                     49,533        58,467         59,129
Asset valuation reserve                                                            (13,423)      (11,133)        (7,349)
Adjustments of separate account liabilities                                         73,133        60,737         56,516
Adjustments of investments to amortized cost                                        (2,299)      (52,563)       (52,048)
Premiums due, deferred and in advance                                                  925         1,063          1,187
Deferred revenue liability                                                           4,242         4,457          4,584
Reserves for mortgage loan losses                                                    1,798         2,298          1,498
Non-admitted assets                                                                (27,576)      (28,717)       (33,757)
Interest maintenance reserve                                                        (8,953)       (5,459)        (5,007)
Reinsurance ceded reserves                                                         (35,042)      (29,025)       (22,084)
Other, net                                                                           2,828         1,348            (77)
-------------------------------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                                            $   232,577   $   227,022    $   218,649
-------------------------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 61

American Centurion Life Assurance Company
------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the accompanying Balance Sheets of American Centurion Life Assurance Company (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2005 and 2004, and the related Statements of Income, Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of American Centurion Life Assurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Centurion Life Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2004 American Centurion Life Assurance Company adopted the provision of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."


                                                         /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 27, 2006



62 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

BALANCE SHEETS

DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)                                                        2005           2004
ASSETS
Investments:
Available-for-Sale:
   Fixed maturities, at fair value (amortized cost: 2005, $536,780; 2004, $542,451)            $   535,038    $   558,381
   Preferred stocks, at fair value (cost: 2005, $0; 2004, $1,000)                                       --          1,041
Mortgage loans on real estate, at cost (less allowance for loan losses: 2005 and 2004, $920)        75,885         71,283
Trading securities and other investments                                                                36             76
--------------------------------------------------------------------------------------------------------------------------
      Total investments                                                                            610,959        630,781

Cash and cash equivalents                                                                           14,512          5,808
Reinsurance recoverables                                                                             1,790          2,220
Amounts due from brokers                                                                                 5              8
Accrued investment income                                                                            6,640          6,729
Deferred policy acquisition costs                                                                   19,985         18,342
Deferred sales inducement costs                                                                      1,992          2,195
Deferred income tax assets, net                                                                        585             --
Other assets                                                                                         1,969            254
Separate account assets                                                                             73,790         55,034
--------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                             $   732,227    $   721,371
==========================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
   Fixed annuities                                                                             $   563,651    $   565,676
   Variable annuity guarantees                                                                          63             98
   Traditional life insurance                                                                        1,482          1,691
   Deferred income tax liabilities, net                                                                 --            971
Other liabilities                                                                                      522          1,975
Separate account liabilities                                                                        73,790         55,034
--------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                        $   639,508    $   625,445
--------------------------------------------------------------------------------------------------------------------------

Stockholder's equity:
   Capital stock, $10 par value;
      100,000 shares authorized, issued and outstanding                                              1,000          1,000
   Additional paid-in capital                                                                       56,600         56,600
   Retained earnings                                                                                36,135         29,098
   Accumulated other comprehensive (loss) income, net of tax:
      Net unrealized securities (losses) gains                                                      (1,016)         9,228
--------------------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                                                    92,719         95,926
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                                                     $   732,227    $   721,371
==========================================================================================================================

See accompanying Notes to Financial Statements.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 63

American Centurion Life Assurance Company
------------------------------------------------------------------------------

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (THOUSANDS)                                                2005           2004           2003
REVENUES
Net investment income                                                           $    34,476    $    33,875    $    29,915
Contractholder charges                                                                  670            663            489
Mortality and expense risk and other fees                                             1,047            673            339
Traditional life insurance premiums                                                      --              1              1
Net realized gain (loss) on investments                                               1,941            274           (369)
---------------------------------------------------------------------------------------------------------------------------
   Total revenues                                                                    38,134         35,486         30,375
---------------------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Interest credited to account values                                                  20,317         20,077         20,085
Amortization of deferred policy acquisition costs                                     3,035          3,215          2,420
Death and other benefits for investment contracts                                       586            439            (48)
Other operating expenses                                                              2,624          2,221          2,300
---------------------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                                       26,562         25,952         24,757
---------------------------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change                             11,572          9,534          5,618
Income tax provision                                                                  4,535          3,291          1,902
---------------------------------------------------------------------------------------------------------------------------
Income before accounting change                                                       7,037          6,243          3,716
Cumulative effect of accounting change, net of tax                                       --            (23)            --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $     7,037    $     6,220    $     3,716
===========================================================================================================================

See accompanying Notes to Financial Statements.



64 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (THOUSANDS)                             2005            2004            2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $      7,037    $      6,220    $      3,716
Adjustments to reconcile net income to net cash provided
by operating activities:
   Cumulative effect of accounting change, net of tax
   benefit                                                             --              23              --
   Amortization of deferred policy acquisition costs                3,035           3,215           2,420
   Amortization of deferred sales inducement costs                    595             377             209
   Capitalization of deferred policy acquisition costs             (2,947)         (3,950)         (5,880)
   Capitalization of deferred sales inducement costs                 (169)           (808)           (596)
   Amortization of premium, net                                     1,322           1,869             677
   Deferred income taxes                                            3,960              29             875
   Policyholder and contractholder charges, non-cash                   --              --             283
   Net realized (gain) loss on investments                         (1,941)           (274)            369
   Net realized gain on trading securities                             (2)             (2)             (1)
Change in operating assets and liabilities:
   Trading securities, net                                             42             (58)            (15)
   Future policy benefits for traditional life insurance             (209)            112             (66)
   Reinsurance recoverables                                           430             (95)             63
   Accrued investment income                                           89            (770)         (1,118)
   Other assets and liabilities, net                               (3,192)            467            (479)
-----------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                      8,050           6,355             457
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
   Sales                                                           87,781          25,987          38,080
   Maturities, sinking fund payments and calls                     91,419          52,801          91,078
   Purchases                                                     (171,910)       (132,250)       (213,462)
Other investments:
   Sales, maturities, sinking fund payments and calls               3,676           1,879           2,375
   Purchases                                                       (8,278)        (10,543)        (16,605)
   Change in amounts due to and from brokers, net                       3           2,137         (17,557)
-----------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities            2,691         (59,989)       (116,091)
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts:
   Considerations received                                         35,687          72,612         114,369
   Interest credited to account values                             20,317          20,077          20,085
   Surrenders and other benefits                                  (58,041)        (55,801)        (38,855)
Capital contributions                                                  --              --          20,000
-----------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities           (2,037)         36,888         115,599
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                8,704         (16,746)            (35)
Cash and cash equivalents at beginning of year                      5,808          22,554          22,589
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $     14,512    $      5,808    $     22,554
===========================================================================================================

Supplemental disclosures:
   Income taxes paid                                         $      2,216    $      3,864    $        711
   Interest on borrowings                                              --              --               6

See accompanying Notes to Financial Statements



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 65

American Centurion Life Assurance Company
------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                        ADDITIONAL              ACCUMULATED OTHER
                                                                            CAPITAL      PAID-IN     RETAINED     COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)         TOTAL        STOCK       CAPITAL     EARNINGS     INCOME/(LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                                 $  69,302   $   1,000    $    36,600   $ 19,162         $    12,540
Comprehensive income:
   Net income                                                     3,716                                 3,716
   Change in unrealized holding losses on securities, net        (2,073)                                                   (2,073)
                                                              ---------
   Total comprehensive income                                     1,643
Cash contribution from parent                                    20,000                     20,000
-----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003                                    90,945       1,000         56,600     22,878              10,467
Comprehensive income:
   Net income                                                     6,220                                 6,220
   Change in unrealized holding gains on securities, net         (1,239)                                                   (1,239)
                                                              ---------
   Total comprehensive income                                     4,981
-----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004                                    95,926       1,000         56,600     29,098               9,228
Comprehensive loss:
   Net income                                                     7,037                                 7,037
   Change in unrealized holding losses on securities, net       (10,244)                                                  (10,244)
                                                              ---------
   Total comprehensive loss                                      (3,207)
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                                 $  92,719   $   1,000    $    56,600   $ 36,135         $    (1,016)
===================================================================================================================================

See accompanying Notes to Financial Statements.



66 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Centurion Life Assurance Company (American Centurion Life) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York, Alabama and Delaware. American Centurion Life is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is domiciled in Minnesota. IDS Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). American Centurion Life issues fixed and variable annuity contracts primarily through financial institutions and independent broker-dealers. American Centurion Life also markets annuity products directly, generally to persons holding an American Express(R) Card.

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees.

American Centurion Life's principal products are deferred annuities, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. American Centurion Life's fixed deferred annuities guarantee a minimum annual interest rate during the accumulation period (the time before annuity payments begin). However, American Centurion Life has the option of paying a higher rate set at its discretion.

Under American Centurion Life's variable annuity products described above, the purchaser may choose among investment options that include American Centurion Life's "general account" and separate account investment options. Separate account options include accounts investing in common stocks, bonds, managed funds and/or short-term securities.

Basis of Presentation

The accompanying Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance, as reconciled in Note 12. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value on the Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. American Centurion Life also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Statements of Income. Fair value is generally based on quoted market prices.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 67

American Centurion Life Assurance Company
------------------------------------------------------------------------------

Mortgage Loans on Real Estate, Net

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

American Centurion Life generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Trading Securities and Other Investments

Included in trading securities and other investments is separate account seed money. Separate account seed money is carried at fair market value with changes in value recognized in the Statements of Income within net investment income.

CASH AND CASH EQUIVALENTS

American Centurion Life has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity products. These costs are deferred to the extent they are recoverable from future profits. For annuity products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For American Centurion Life's annuity products, the DAC balances at any reporting date are supported by projections that show management expects there to be adequate estimated gross profits or interest margins after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require management to make assumptions about financial markets, anticipated mortality levels, and contractholder behavior over periods extending well into the future. Projection periods used for American Centurion Life's annuity business are typically 10 to 25 years. Management regularly monitors financial market conditions and actual contractholder behavior experience and compares them to its assumptions. For annuity products, the assumptions made in projecting future results and calculating the DAC balances and DAC amortization expense are management's best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in DAC balances and an increase in DAC amortization expenses while a decrease in amortization percentage will result in an increase in DAC balances and a decrease in DAC amortization expenses. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders. American Centurion Life receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels and guaranteed minimum death benefit (GMDB) fees from the related accounts. In addition, American Centurion Life also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity products, which vary based on the level of variable assets.



68 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

American Centurion Life provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. American Centurion Life makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. American Centurion Life also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

Fixed Annuities and Variable Annuity Guarantees

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by American Centurion Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. American Centurion Life also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, American Centurion Life offers contracts containing guaranteed minimum withdrawal benefit (GMWB), guaranteed minimum income benefit (GMIB) and guaranteed minimum accumulation benefit (GMAB) provisions.

Effective January 1, 2004, liabilities for GMDB, GGU and GMIB benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 4 for more information about these guaranteed benefits.

GMWB and GMAB provisions are considered embedded derivatives under Statement of Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts within the Statements of Income.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 6.9% at December 31, 2005, depending on year of issue, with an average rate of approximately 5.4%.

REVENUES AND EXPENSES

American Centurion Life's principal sources of revenue include net investment income, contractholder charges and mortality and expense risk and other fees.

Net Investment Income

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale and mortgage loans on real estate. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

Contractholder Charges

Contractholder charges include administrative and surrender charges on annuities and are recognized as revenue when collected.

Mortality and Expense Risk and Other Fees

Mortality and expense risk and other fees include risk and administration fees, which are generated directly and indirectly from American Centurion Life's separate account assets. American Centurion Life's mortality and expense risk and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

Net Realized Gain (Loss) on Investments

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 69

American Centurion Life Assurance Company
------------------------------------------------------------------------------

Income Taxes

American Centurion Life's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. American Centurion Life's taxable income will be included with IDS Life in filing a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. American Centurion Life provides for income taxes on a separate return basis, except that, under an agreement with IDS Life, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of IDS Life that IDS Life will reimburse subsidiaries for all tax benefits.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. American Centurion Life anticipates the impact of FSP FAS 115-1 and FAS 124-1 on American Centurion Life's results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. American Centurion Life is currently evaluating the impact of SOP 05-1 on American Centurion Life's results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. American Centurion Life does not anticipate SFAS 154 will materially impact its Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on American Centurion Life's results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $23 thousand ($36 thousand pretax). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. Amounts expensed in 2004 to establish and maintain additional liabilities for certain variable annuity guaranteed benefits amounted to $60 thousand as compared to amounts expensed in 2003 and 2002 of $34 thousand and $22 thousand, respectively. American Centurion Life's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.



70 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on American Centurion Life's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs) and was subsequently revised in December 2003. The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary which means that it will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

The entities considered VIE's under FIN 46 included secured loan trusts (SLTs) for which American Centurion Life has a 1.2% ownership interest in each of two SLT structures (which were sold in 2005). The SLTs provided returns to investors primarily based on the performance of an underlying portfolio of high-yield loans, which are managed by a related party. However, American Centurion Life was not required to consolidate the SLTs as it was not the primary beneficiary. As of December 31, 2004, American Centurion Life's pro rata interest in the underlying portfolio consisted of $12.4 million in high-yield loans, which have a market value of $12.5 million.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                                GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                        COST         GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                   $   264,003   $    4,492   $   (3,581)  $   264,914
   Mortgage and other asset-backed securities      196,738        1,215       (3,106)      194,847
   Foreign corporate bonds and obligations          54,675          692         (937)       54,430
   U.S. Government and agencies obligations         20,364           --         (466)       19,898
   State and municipal obligations                   1,000           --          (51)          949
---------------------------------------------------------------------------------------------------
Total fixed maturities                             536,780        6,399       (8,141)      535,038
---------------------------------------------------------------------------------------------------
   Total                                       $   536,780   $    6,399   $   (8,141)  $   535,038
---------------------------------------------------------------------------------------------------

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:
------------------------------------------------------------------------------

                                                                GROSS        GROSS
                                                AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                        COST         GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                   $   255,507   $   11,773   $     (541)  $   266,739
   Mortgage and other asset-backed securities      201,972        3,940         (682)      205,230
   Foreign corporate bonds and obligations          46,752        1,883         (221)       48,414
   U.S. Government and agencies obligations         22,008           72          (80)       22,000
   State and municipal obligations                   1,000           --          (36)          964
   Structured investments(a)                        15,212           --         (178)       15,034
---------------------------------------------------------------------------------------------------
Total fixed maturities                             542,451       17,668       (1,738)      558,381
Preferred stocks                                     1,000           41           --         1,041
---------------------------------------------------------------------------------------------------
   Total                                       $   543,451   $   17,709   $   (1,738)  $   559,422
---------------------------------------------------------------------------------------------------

(a)   Includes unconsolidated collateralized debt obligations and SLTs.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 71

American Centurion Life Assurance Company
------------------------------------------------------------------------------

At both December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 88% of American Centurion Life's total investments. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $4.0 million and $7.5 million of securities at December 31, 2005 and 2004, respectively, which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P's. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                                                                             2005        2004
------------------------------------------------------------------------------------------------------------------------------------
AAA                                                                                                                 41%         42%
AA                                                                                                                   6           3
A                                                                                                                   19          18
BBB                                                                                                                 26          29
Below investment grade                                                                                               8           8
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                                           100%        100%
------------------------------------------------------------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 38% and 51%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                                    LESS THAN 12 MONTHS      12 MONTHS OR MORE            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                               FAIR      UNREALIZED     FAIR    UNREALIZED     FAIR     UNREALIZED
DESCRIPTION OF SECURITIES:                                     VALUE       LOSSES      VALUE      LOSSES       VALUE      LOSSES
------------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                                     $116,639   $   (2,654)  $20,580   $     (927)  $137,219   $   (3,581)
Mortgage and other asset-backed securities                      89,000       (1,404)   45,293       (1,702)   134,293       (3,106)
Foreign corporate bonds and obligations                         18,889         (573)    8,357         (364)    27,246         (937)
U.S. Government and agencies obligations                        19,898         (466)       --           --     19,898         (466)
State and municipal obligations                                    949          (51)       --           --        949          (51)
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                      $245,375   $   (5,148)  $74,230   $   (2,993)  $319,605   $   (8,141)
------------------------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                                    LESS THAN 12 MONTHS      12 MONTHS OR MORE            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                               FAIR      UNREALIZED     FAIR    UNREALIZED     FAIR     UNREALIZED
DESCRIPTION OF SECURITIES:                                     VALUE       LOSSES      VALUE      LOSSES       VALUE      LOSSES
------------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                                     $ 33,453   $     (266)  $ 9,232   $     (275)  $ 42,685   $     (541)
Mortgage and other asset-backed securities                      67,901         (682)       --           --     67,901         (682)
Foreign corporate bonds                                          9,525          (80)    6,451         (141)    15,976         (221)
U.S. Government and agencies obligations                         9,887          (80)       --           --      9,887          (80)
State and municipal obligations                                     --           --       964          (36)       964          (36)
Structured investments                                              --           --    11,642         (178)    11,642         (178)
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                      $120,766   $   (1,108)  $28,289   $     (630)  $149,055   $   (1,738)
------------------------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, American Centurion Life considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)            LESS THAN 12 MONTHS                  12 MONTHS OR MORE                         TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                    GROSS                               GROSS                               GROSS
RATIO OF FAIR VALUE TO    NUMBER OF              UNREALIZED   NUMBER OF              UNREALIZED   NUMBER OF              UNREALIZED
AMORTIZED COST           SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES
------------------------------------------------------------------------------------------------------------------------------------
95% - 100%                   183        $236        $(4)         39         $ 54        $(2)         222        $290        $(6)
90% - 95%                     22           7         (1)         11           20         (1)          33          27         (2)
80% - 90%                      5           2         --           1           --         --            6           2         --
------------------------------------------------------------------------------------------------------------------------------------
   Total                     210        $245        $(5)         51         $ 74        $(3)         261        $319        $(8)
------------------------------------------------------------------------------------------------------------------------------------



72 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $449 thousand. The securities related to this issuer have a fair value to amortized cost ratio of 90%-95% and have been in an unrealized loss position for 12 months or more.

American Centurion Life monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding American Centurion Life's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, American Centurion Life's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, American Centurion Life has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax:
(i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC and DSIC to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents these components of other comprehensive income
(loss), net of tax:

(THOUSANDS)                                                                           2005       2004      2003
------------------------------------------------------------------------------------------------------------------
Holding losses, net of tax of $5,520, $453, and $1,107, respectively                $(10,252)  $  (841)  $(2,057)
Reclassification of realized gains, net of tax of $680, $96, and $95, respectively    (1,262)     (178)     (176)
DAC, net of tax of $606, $48 and $85, respectively                                     1,125       (89)      160
DSIC, net of tax of $78, $70, and $0, respectively                                       145      (131)       --
------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                                    $(10,244)  $(1,239)  $(2,073)
------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                                                          AMORTIZED        FAIR
(THOUSANDS)                                                                                  COST          VALUE
------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                                         $  15,151      $ 15,327
Due after 1 through 5 years                                                                  96,096        97,239
Due after 5 through 10 years                                                                205,609       204,684
Due after 10 years                                                                           23,186        22,941
------------------------------------------------------------------------------------------------------------------
                                                                                            340,042       340,191
Mortgage and other asset-backed securities                                                  196,738       194,847
------------------------------------------------------------------------------------------------------------------
Total                                                                                     $ 536,780      $535,038
------------------------------------------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities may not coincide with their contractual maturities. As such, these securities were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                                                          2005       2004       2003
------------------------------------------------------------------------------------------------------------------
Sales                                                                              $ 87,781   $ 25,987   $ 38,080
Maturities, sinking fund payments and calls                                        $ 91,419   $ 52,801   $ 91,078
Purchases                                                                          $171,910   $132,250   $213,462
------------------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 73

American Centurion Life Assurance Company
------------------------------------------------------------------------------

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                                                           2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Gross realized gains from sales                                                     $  2,474   $   474   $  2,817
Gross realized losses from sales                                                    $   (435)  $  (200)  $ (1,219)
Other-than-temporary impairments                                                    $    (98)  $    --   $ (1,327)
-------------------------------------------------------------------------------------------------------------------

The $1.3 million of other-than-temporary impairments in 2003 consisted of $0.4 million related to corporate debt securities and $0.9 million related to American Centurion Life's interests in a CDO securitization trust which was sold in 2005 as discussed below.

During the second quarter of 2005, American Centurion Life sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $1.0 million. The carrying value of this retained interest was $11.6 million at December 31, 2004, of which $8.6 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $1.0 million were on deposit with the State of New York as required by law.

MORTGAGE LOANS ON REAL ESTATE, NET

The following is a summary of mortgage loans on real estate at December 31:

(THOUSANDS)                                                                                      2005       2004
-------------------------------------------------------------------------------------------------------------------
Mortgage loans on real estate                                                                  $ 76,805   $72,203
Less: allowance for loan losses                                                                    (920)     (920)
-------------------------------------------------------------------------------------------------------------------
Net mortgage loans                                                                             $ 75,885   $71,283
-------------------------------------------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. American Centurion Life holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

At December 31, 2005 and 2004, American Centurion Life's recorded investment in impaired mortgage loans on real estate was nil. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was nil. American Centurion Life recognized nil of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                                                            2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                           $    920   $   920   $    278
Provision for mortgage loan losses                                                         --        --        642
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                 $    920   $   920   $    920
-------------------------------------------------------------------------------------------------------------------



74 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                                              2005                       2004
-------------------------------------------------------------------------------------------------------------------
                                                               ON BALANCE     FUNDING     ON BALANCE     FUNDING
REGION                                                            SHEET     COMMITMENTS      SHEET     COMMITMENTS
-------------------------------------------------------------------------------------------------------------------
South Atlantic                                                 $   17,215   $        --   $   16,154   $        --
Mountain                                                           15,566         1,700       15,937            --
Pacific                                                            14,104            --       12,687            --
West North Central                                                  8,039            --        8,302            --
East North Central                                                  7,519            --        4,241            --
Middle Atlantic                                                     4,764            --        4,892            --
East South Central                                                  3,974            --        2,748            --
West South Central                                                  3,902            --        5,465            --
New England                                                         1,722            --        1,777            --
-------------------------------------------------------------------------------------------------------------------
                                                                   76,805         1,700       72,203            --
Less: allowance for loan losses                                      (920)           --         (920)           --
-------------------------------------------------------------------------------------------------------------------
   Total                                                       $   75,885   $     1,700   $   71,283   $        --
-------------------------------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                                              2005                       2004
-------------------------------------------------------------------------------------------------------------------
                                                               ON BALANCE     FUNDING     ON BALANCE     FUNDING
PROPERTY TYPE                                                     SHEET     COMMITMENTS      SHEET     COMMITMENTS
-------------------------------------------------------------------------------------------------------------------
Industrial buildings                                           $   24,496   $        --   $   19,821   $        --
Office buildings                                                   24,335            --       25,079            --
Department/retail stores                                           19,361            --       18,180            --
Medical buildings                                                   3,460         1,700        2,398            --
Mixed use                                                           2,671            --        4,175            --
Apartments                                                          2,482            --        2,550            --
-------------------------------------------------------------------------------------------------------------------
                                                                   76,805         1,700       72,203            --
Less: allowance for loan losses                                      (920)           --         (920)           --
-------------------------------------------------------------------------------------------------------------------
   Total                                                       $   75,885   $     1,700   $   71,283   $        --
-------------------------------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                                           2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Income on fixed maturities                                                          $ 29,098   $ 28,702   $ 25,649
Income on mortgage loans on real estate                                                4,835      4,615      4,278
Trading securities and other investments                                                 956        726        358
-------------------------------------------------------------------------------------------------------------------
                                                                                      34,889     34,043     30,285
Less: investment expenses                                                                413        168        370
-------------------------------------------------------------------------------------------------------------------
   Total                                                                            $ 34,476   $ 33,875   $ 29,915
-------------------------------------------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                                          2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                                   $  1,941   $    274   $    271
Mortgage loans on real estate                                                            --         --       (642)
Other investments                                                                        --         --          2
-------------------------------------------------------------------------------------------------------------------
   Total                                                                           $  1,941   $    274   $   (369)
-------------------------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 75

American Centurion Life Assurance Company
------------------------------------------------------------------------------

3. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                         $ 18,342   $ 17,744   $ 14,039
Capitalization of acquisition costs                                                   2,947      3,950      5,880
Amortization, excluding impact of changes in assumptions                             (3,335)    (3,215)    (2,720)
Amortization, impact of annual third quarter changes in DAC-related assumptions         300         --        300
Impact of changes in net unrealized securities losses (gains)                         1,731       (137)       245
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                               $ 19,985   $ 18,342   $ 17,744
-------------------------------------------------------------------------------------------------------------------

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005       2004       2003
-------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                         $  2,195   $  1,965   $  1,578
Capitalization of sales inducements                                                     169        808        596
Amortization                                                                           (595)      (377)      (209)
Impact of changes in net unrealized securities losses (gains)                           223       (201)        --
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                               $  1,992   $  2,195   $  1,965
-------------------------------------------------------------------------------------------------------------------

4. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB and GMIB. See Note 9 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB and GMAB.

The majority of the variable annuity contracts offered by American Centurion Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. American Centurion Life has established additional liabilities for these variable annuity death benefits and GMIB provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees). Similarly, the GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.



76 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

In determining the additional liabilities for variable annuity death benefits and GMIB, American Centurion Life projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The following provides summary information related to variable annuity contracts for which American Centurion Life has established additional liabilities for death benefits and GMIB as of December 31:


-----------------------------------------------------------------------------------------------------------------------------------
VARIABLE ANNUITY GMDB AND GMIB BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                                       2005         2004
-----------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium    Total Contract Value                               $   23,563   $   15,068
                                                       Contract Value in Separate Accounts                $   15,960   $    6,966
                                                       Net Amount at Risk*                                $      184   $      175
                                                       Weighted Average Attained Age                              61           61
-----------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for One Year Ratchet     Total Contract Value                               $   70,767      $66,312
                                                       Contract Value in Separate Accounts                $   54,861      $48,018
                                                       Net Amount at Risk*                                $      848   $    1,420
                                                       Weighted Average Attained Age                              62           61
-----------------------------------------------------------------------------------------------------------------------------------
Contracts with Other GMDB                              Total Contract Value                               $    3,682   $       --
                                                       Contract Value in Separate Accounts                $    2,886   $       --
                                                       Net Amount at Risk*                                $      280   $       --
                                                       Weighted Average Attained Age                              73           --
-----------------------------------------------------------------------------------------------------------------------------------
Contracts with GMIB                                    Total Contract Value                               $   29,212      $23,785
                                                       Contract Value in Separate Accounts                $   25,584      $20,002
                                                       Net Amount at Risk*                                $        8   $       --
                                                       Weighted Average Attained Age                              58           55
-----------------------------------------------------------------------------------------------------------------------------------
*     Represents current death benefit less total contract value for GMDB and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                                           GMDB & GGU
-----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                   Liability balance at January 1                                  $       98
                                                       Reported claims                                                 $       11
                                                       Liability balance at December 31                                $       26
                                                       Incurred claims (reported + change in liability)                $      (61)
-----------------------------------------------------------------------------------------------------------------------------------


The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 77

American Centurion Life Assurance Company
------------------------------------------------------------------------------

5. INCOME TAXES

American Centurion Life qualifies as a life insurance company for federal income tax purposes. As such, American Centurion Life is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions (benefits) for income taxes were:

(THOUSANDS)                                                    2005       2004       2003
---------------------------------------------------------------------------------------------
Federal income tax:
   Current                                                   $   (193)  $  2,949   $  1,053
   Deferred                                                     3,960         29        875
---------------------------------------------------------------------------------------------
Total federal income taxes                                      3,767      2,978      1,928
State income taxes-current                                        768        313        (26)
---------------------------------------------------------------------------------------------
Income tax provision before accounting change                $  4,535   $  3,291   $  1,902
---------------------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                 2005       2004       2003
---------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                       35.0%      35.0%      35.0%
Changes in taxes resulting from:
   Tax-exempt interest and dividend income                       (0.4)      (0.2)      (0.4)
   State income taxes, net of federal benefit                     4.3        2.2       (0.3)
   Other, net                                                     0.3       (2.5)      (0.5)
---------------------------------------------------------------------------------------------
Income tax provision before accounting change                    39.2%      34.5%      33.8%
=============================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of American Centurion Life's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                               2005       2004
---------------------------------------------------------------------------------------------
Deferred income tax assets:
   Policy reserves                                                      $  4,062   $  4,276
   Other investments                                                       2,175      5,460
   Deferred taxes related to net securities unrealized losses                547         --
   Other                                                                      33        652
---------------------------------------------------------------------------------------------
Total deferred income tax assets                                           6,817     10,388
---------------------------------------------------------------------------------------------

Deferred income tax liabilities:
   Deferred policy acquisition costs                                       4,971      4,845
   Deferred taxes related to net securities unrealized gains                  --      4,969
   Other                                                                   1,261      1,545
---------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                      6,232     11,359
---------------------------------------------------------------------------------------------
Deferred income tax assets (liabilities), net                           $    585   $   (971)
---------------------------------------------------------------------------------------------

A portion of American Centurion Life's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, American Centurion Life had a policyholder's surplus account balance of $1.1 million. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or American Centurion Life is liquidated. Deferred taxes of $0.4 million have not been established as distributions of the policyholder's surplus account balance are contemplated in 2006.

American Centurion Life is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in American Centurion Life's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. American Centurion Life has $5.1 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of American Centurion Life's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable American Centurion Life to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.



78 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

As a result of the separation of Ameriprise Financial from American Express, American Centurion Life will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a consolidated U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore, American Centurion Life will also be required to file a separate short period tax return as part of an IDS Life life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income (loss) in the Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                   2005        2004        2003
-----------------------------------------------------------------------------
Net unrealized securities losses            $ 5,516     $   667     $  1,117
-----------------------------------------------------------------------------
Net income tax benefit                      $ 5,516     $   667     $  1,117
-----------------------------------------------------------------------------

6. STATUTORY CAPITAL AND SURPLUS

Dividends which exceed the lesser or ten percent of statutory surplus as of the immediately preceding year-end, or statutory net gain from operations for the immediately preceding calendar year would require pre-notification to the Department of Insurance of the State of New York, who has the authority to disapprove and prevent payment thereof. American Centurion Life's statutory surplus, determined in accordance with accounting practices prescribed by the State of New York, aggregated $56.1 million and $48.5 million as of December 31, 2005 and 2004, respectively. Dividends exceeding $5.6 million in 2006 would be subject to the pre-notification requirement.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                                   2005        2004        2003
------------------------------------------------------------------------------
Statutory net income                        $ 7,353     $ 7,768     $(11,745)
Statutory capital and surplus                57,095      49,550       42,904

American Centurion Life is subject to regulatory capital requirements. Actual capital, determined on a statutory basis, as of December 31, 2005 and 2004 was $61.7 million and $53.4 million, respectively. Actual capital, as defined by the National Association of Insurance Commissioners for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves. The regulatory capital requirement was $12.7 million and $13.8 million as of December 31, 2005 and 2004, respectively.

7. RELATED PARTY TRANSACTIONS

American Centurion Life participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. American Centurion Life's share of the total net periodic pension cost was $6 thousand in 2005, $4 thousand in 2004, and $5 thousand in 2003.

American Centurion Life also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $17 thousand, $13 thousand and $25 thousand, respectively.

Charges by IDS Life and Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $3.8 million, $2.6 million, and $3.0 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life may not be reflective of expenses that would have been incurred by IDS Life on a stand-alone basis.

Included in other liabilities at December 31, 2005 and 2004 are $1.1 million and $474 thousand, respectively, payable to IDS Life for federal income taxes.

8. REINSURANCE

American Centurion Life has an agreement whereby it ceded 100% of a block of individual life insurance and individual annuities to an unaffiliated company. At December 31, 2005, 2004 and 2003, traditional life insurance in force aggregated $85.1 million, $97.2 million and $105.4 million, respectively, of which $85.0 million, $97.1 million and $105.3 million, was reinsured at the respective year ends. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $1.1 million, $1.2 million and $1.1 million and reinsurance recovered from reinsurers amounted to $307 thousand, $610 thousand and $920 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve American Centurion Life from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 79

American Centurion Life Assurance Company
------------------------------------------------------------------------------

9. DERIVATIVE FINANCIAL INSTRUMENTS

Embedded Derivatives

Certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The changes in fair value of the GMWB and GMAB features are recognized in death and other benefits for investment contracts. The fair value of the embedded options for GMWB and GMAB is recognized in future policy benefits for variable annuity guarantees in the Balance Sheets. The total fair value of these instruments was $35 thousand and nil at December 31, 2005 and 2004, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of American Centurion Life, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                   2005                  2004
-----------------------------------------------------------------------------------------------------
                                                           CARRYING     FAIR     CARRYING     FAIR
(THOUSANDS)                                                  VALUE      VALUE      VALUE      VALUE
-----------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values   $ 14,512   $ 14,512   $  5,808   $  5,808
Available-for-Sale securities                               535,038    535,038    559,422    559,422
Mortgage loans on real estate, net                           75,885     80,365     71,283     77,127
Trading securities                                               36         36         76         76
Separate account assets                                      73,790     73,790     55,034     55,034

FINANCIAL LIABILITIES
Fixed annuity reserves                                     $562,034   $551,818   $564,282   $551,784
Separate account liabilities                                 73,790     71,232     55,034     52,957
Derivative financial instruments                                341        341        174        174
-----------------------------------------------------------------------------------------------------

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

Trading securities are carried at fair value in the Balance Sheets with changes in fair value recognized in current period earnings.

Separate account assets are carried at fair value in the Balance Sheets.



80 - RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1

American Centurion Life Assurance Company
------------------------------------------------------------------------------

FINANCIAL LIABILITIES

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.6 million and $1.4 million as of December 31, 2005 and 2004, respectively. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $14.1 million and $16.7 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $7.7 million and $5.6 million as of December 31, 2005 and 2004, respectively.

Derivative financial instruments are carried at fair value within other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

11. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, American Centurion Life had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. American Centurion Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

American Centurion Life is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. American Centurion Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines American Centurion Life's federal income tax returns and recently completed its audit of American Centurion Life for the 1993 through 1996 tax years. The IRS is currently conducting an audit of American Centurion Life for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on American Centurion Life's financial condition or results of operations as a result of these audits.

12. STATUTORY INSURANCE ACCOUNTING PRACTICES

Reconciliations of net income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

(THOUSANDS)                                                       2005        2004         2003
---------------------------------------------------------------------------------------------------
Net income, per accompanying financial statements               $  7,037    $  6,220    $   3,716
Deferred policy acquisition costs                                     88        (687)      (3,618)
Adjustments of future policy benefit liabilities                  (1,373)       (236)     (11,953)
Deferred income tax expense                                        3,960       2,907          875
Interest maintenance reserves loss transfer and amortization      (1,483)       (535)      (1,306)
Deferred surrender charge                                          1,679         (37)         (68)
Other, net                                                        (2,555)        136          609
---------------------------------------------------------------------------------------------------
Statutory-basis net income (loss)                               $  7,353    $  7,768    $ (11,745)
---------------------------------------------------------------------------------------------------

(THOUSANDS)                                                       2005        2004         2003
---------------------------------------------------------------------------------------------------
Stockholder's equity, per accompanying financial statements     $ 92,719    $ 95,926    $  90,945
Deferred policy acquisition costs                                (19,985)    (18,342)     (17,744)
Deferred sales inducements                                        (1,992)     (2,195)      (1,965)
Adjustments of future policy benefit liabilities                 (13,072)     (9,643)      (9,983)
Adjustments of reinsurance ceded reserves                         (1,790)     (2,220)      (2,125)
Deferred income tax liabilities                                     (196)      4,245        2,519
Asset valuation reserve                                           (4,653)     (3,888)      (2,762)
Net unrealized loss (gain) on investments                          2,663     (15,051)     (16,618)
Other, net                                                         3,401         718          637
---------------------------------------------------------------------------------------------------
Statutory-basis capital and surplus                             $ 57,095    $ 49,550    $  42,904
---------------------------------------------------------------------------------------------------



RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 - 81

                                                            S-6313ECR A (1/07)

PART C.

Item 24. Financial Statements and Exhibits

(a)      Financial Statements included in Part B of this Registration Statement:

         ACL Variable Annuity Account 1 (subsequently named RiverSource of New York Variable Annuity Account 1)

         Report of Independent Registered Public Accounting Firm dated March 31, 2006.
         Statements of Assets and Liabilities as of Dec. 31, 2005.
         Statements of Operations for the year ended Dec. 31, 2005.
         Statements of Changes in Net Assets for the years ended Dec. 31, 2005 and 2004.

         Notes to Financial Statements.

         The audited Supplemental Balance Sheets of IDS Life Insurance Company of New York (subsequently named RiverSource Life Insurance Co. of
         New York):

         Report of Independent Registered Public Accounting Firm dated Jan. 2, 2007.
         Supplemental Balance Sheets as of Dec. 31, 2005 and 2004.
         Supplemental Statements of Income for the years ended Dec. 31, 2005, 2004 and 2003.
         Supplemental Statements of Cash Flows for the years ended Dec.31, 2005, 2004 and 2003.
         Supplemental Statements of Stockholder's Equity for the three years ended Dec. 31, 2005, 2004 and 2003.
         Notes to Supplemental Financial Statements.

         The audited financial statements of the IDS Life Insurance Company of New York (subsequently named RiverSource Life Insurance Co. of New
         York):

         Report of Independent Registered Public Accounting Firm dated Feb. 27, 2006.
         Balance Sheets as of Dec. 31, 2005 and 2004.
         Statements of Income for the years ended Dec. 31, 2005, 2004 and 2003. Statements of Cash Flows for the years ended Dec. 31, 2005, 2004 and 2003.
         Statements of Stockholder's Equity for the three years ended Dec. 31, 2005, 2004 and 2003.
         Notes to Financial Statements.

         American Centurion Life Assurance Company:

         Report of Independent Registered Public Accounting Firm dated Feb. 27, 2006.
         Balance Sheets as of Dec. 31, 2005 and 2004.
         Statements of Income for the years ended Dec. 31, 2005, 2004 and 2003. Statements of Cash Flows for the years ended Dec. 31, 2005, 2004 and 2003.
         Statements of Stockholder's Equity for the three years ended Dec. 31, 2005.

         Notes to Financial Statements.

(b)      Exhibits:

1.1 Certificate, establishing the ACL Variable Annuity Account 1 dated December 1, 1995, filed electronically as Exhibit 1 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of IDS Life Insurance Company of New York adopting and approving Agreement and Plan of Merger and subsequent name changes, dated Aug. 29, 2006 filed electronically as Exhibit 1.11 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated by reference.

2.       Not Applicable.

3. Form of Principal Underwriter Agreement for RiverSource Life Insurance Co. of New York Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource of New York Variable Annuity Account 2 (previously ACL Variable Annuity Account
         2), RiverSource Endeavor Select(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity and RiverSource Innovations(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

4.1 Form of Group Deferred Annuity Certificate for nonqualified contract (form 38502-NY 10/95), filed electronically as Exhibit 4.1 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

4.2 Form of Group Deferred Annuity Certificate for qualified contract (form 38503-IRA-NY 10/95), filed electronically as Exhibit 4.2 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

4.3 Form of Group Deferred Annuity Contract (form 38501 10/95), filed electronically as Exhibit 4.3 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

4.4 Form of Traditional IRA or SEP-IRA Annuity Endorsement (form 272170 12/02) filed electronically as Exhibit 4.4 to Post-Effective Amendment No. 8 to Registration Statement No. 333-00041 is incorporated herein by reference.

4.5 Copy of Company merger and name change endorsement (form 139490) for American Centurion Life Assurance Company is filed electronically herewith.

5.1 Form of Group Deferred Variable Annuity Application (form 32041 10/95), filed electronically as Exhibit 5.1 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

5.2 Form of Variable Annuity Participant Enrollment Form (form 32027C 10/95), filed electronically as Exhibit 5.2 to Registrant's Initial Registration Statement No. 333-00041, is incorporated herein by reference.

6.1 Copy of Charter of RiverSource Life Insurance Co. of New York dated Dec. 31, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Co. of New York filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

7.       Not Applicable.

8.1 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Centurion Life Assurance Company, IDS Life Insurance Company of New York, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.2 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.3 Copy of Amended and Restated Participation Agreement dated May 1, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Credit Suisse Trust, Credit Suisse Asset Management, LLC. and Credit Suisse Asset Management Securities, Inc. filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

8.4 Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York and Janus Apsen Series filed electronically as Exhibit 27(h)(9) to Post-Effective Amendment No. 48 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.5 Form of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as
         Exhibit 27(h) (23) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10. Consent of Independent Registered Public Accounting Firm is filed electronically herewith.

11.      None.

12.      Not Applicable.

13. Power of Attorney to sign Amendments to this Registration Statement, dated Jan. 2, 2007, is filed electronically herewith.


Item 25. Directors and Officers of the Depositor (IDS Life Insurance Company of New York)
         --------------------------------------------------------------------------------

Name                                  Principal Business Address                Positions and Offices with Depositor
------------------------------------- ----------------------------------------- -------------------------------------
Gumer C. Alvero                       1765 Ameriprise Financial Center          Director and Vice President - Annuities
                                      Minneapolis, MN  55474

Timothy V. Bechtold                   249 Ameriprise Financial Center           Director, President and Chief
                                      Minneapolis, MN  55474                    Executive Officer

Walter S. Berman                      AMEX Tower WFC                            Vice President and Treasurer
                                      200 Vesey St.
                                      New York, NY

Maureen A. Buckley                    20 Madison Ave. Extension                 Director, Vice President, Chief
                                      Albany, NY  12203                         Operating Officer, Consumer Affairs
                                                                                Officer, Claims Officer and Money Laundering
                                                                                Prevention Officer

Rodney P. Burwell                     Xerxes Corporation                       Director
                                      7901 Xerxes Ave. So.
                                      Minneapolis, MN 55431-1253

Richard N. Bush                                                                Senior Vice President - Corporate Tax

Robert R. Grew                        Carter, Ledyard & Milburn                Director
                                      2 Wall Street
                                      New York, NY 10005-2072

Martin T. Griffin                    172 Ameriprise Financial Center           Director
                                     Minneapolis, MN 55474

Ronald L. Guzior                      Bollam, Sheedy, Torani                   Director
                                      & Co. LLP CPA's
                                      26 Computer Drive West
                                      Albany, NY 12205

Lorraine R. Hart                      257 Ameriprise Financial Center          Vice President - Investments
                                      Minneapolis, MN  55474

Gregory C. Johnson                                                             Director


Paul R. Johnston                      50605 Ameriprise Financial Center        Secretary
                                      Minneapolis, MN 55474

Michelle M. Keeley                    257 Ameriprise Financial Center          Vice President - Investments
                                      Minneapolis, MN 55474

Jean B. Keffeler                      1010 Swingley Rd.                        Director
                                      Livingston, MT 59047

Eric L. Marhoun                                                                 Assistant General Counsel

Thomas R. McBurney                    4900 IDS Center                           Director
                                      80 South Eighth Street
                                      Minneapolis, MN 55402

Jeryl A. Millner                      138 Ameriprise Financial Center           Director
                                      Minneapolis, MN 55474

Mary Ellyn Minenko                    50607 Ameriprise Financial Center         Assistant General Counsel
                                      Minneapolis, MN  55474                    and Assistant Secretary

Thomas W. Murphy                      264 Ameriprise Financial Center           Vice President - Investments
                                      Minneapolis, MN  55474
Thomas V. Nicolosi                    Ameriprise Financial Services Inc.        Director
                                      Suite 220
                                      500 Mamaroneck Avenue
                                      Harrison, NY  10528

Julie A. Ruether                                                               Chief Compliance Officer

Heather M. Somers                                                              General Counsel and Assistant Secretary

David K. Stewart                                                               Vice President and Controller

Beth E. Weimer                                                                 Chief Compliance Officer for
                                                                               Insurance Special Accounts

Michael R. Woodward                   32 Ellicot St                            Director
                                      Suite 100
                                      Batavia, NY  14020

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27. Number of Contract owners

         As of Oct. 31, 2006, there were 2 certificate owners of qualified certificates and 104 certificate owners of non-qualified certificates.

Item 28. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a) Ameriprise Financial Services, Inc. acts as principal underwriter for the following investment companies:

          RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director and Executive
                                           Vice President - Annuities

     Timothy V. Bechtold                   Director and President

     Arthur H. Berman                      Director

     Walter S. Berman                      Vice President and Treasurer

     Richard N. Bush                       Senior Vice President - Corporate Tax

     Michelle M. Keeley                    Vice President - Investments

     Eric L. Marhoun                       General Counsel

     Brian J. McGrane                      Director, Executive Vice President
                                             and Chief Financial Officer

     Thomas W. Murphy                      Vice President - Investments

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Kevin E. Palmer                       Director, Vice President and Chief
                                           Actuary

     Scott R. Plummer                      38a-1 Chief Compliance Officer

     Julie A. Ruether                      Chief Compliance Officer and
                                           Assistant Secretary

     Mark E. Schwarzmann                   Director, Chairman of the Board and
                                           Chief Executive Officer

     Heather M. Somers                     Assistant General Counsel and
                                           Assistant Secretary

     Bridget M. Sperl                      Executive Vice President - Client
                                           Service

     David K. Stewart                      Vice President and Controller


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

(c) Ameriprise Financial Services, Inc., the principal underwriter during Registrant's last fiscal year, was paid the following commissions:



                        NET UNDERWRITING
NAME OF PRINCIPAL       DISCOUNTS AND         COMPENSATION ON      BROKERAGE
UNDERWRITER             COMMISSIONS           REDEMPTION           COMMISSIONS      COMPENSATION
-----------             -----------           ----------           -----------      ------------
Ameriprise Financial       None                  None                  None             None
Services, Inc.


Item 30.          Location of Accounts and Records

                  RiverSource Life Insurance Co. of New York
                  (previously American Centurion Life Assurance Company) 20 Madison Avenue Extension
                  Albany, NY 12203

Item 31.          Management Services

                  Not Applicable

Item 32.          Undertakings

(a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Co. of New York (previously American Centurion Life Assurance Company), on behalf of the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of Jan., 2007.

                       RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 1 (previously ACL VARIABLE ANNUITY ACCOUNT 1)
                       -------------------------------------------------------
                                        (Registrant)

                       By RiverSource Life Insurance Co. of New York
                          (previously American Centurion Life Assurance Company)
                       -------------------------------------------------------
                                        (Depositor)

                       By /s/  Timothy V. Bechtold*
                         -----------------------------------------------------
                               Timothy V. Bechtold
                               President and Chief
                               Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of Jan., 2007.

SIGNATURE                            TITLE
/s/ Gumer C. Alvero*                 Director and Senior Vice President -
    ----------------------           Annuities
    Gumer C. Alvero

/s/ Timothy V. Bechtold*             Director, President and Chief Executive
    ----------------------           Officer
    Timothy V. Bechtold

/s/ Maureen A. Buckley*              Director, Vice President, Chief Operating
    ----------------------           Officer, Consumer Affairs Officer, Claims
    Maureen A. Buckley               Officer and Anti-Money Laundering Officer

/s/ Rodney P. Burwell*               Director
    ----------------------
    Rodney P. Burwell

/s/ Robert R. Grew*                  Director
    ----------------------
    Robert R. Grew

/s/                                  Director
    ----------------------
    Martin T. Griffin

/s/ Ronald L. Guzior*                Director
    ----------------------
    Ronald L. Guzior

/s/                                  Director
    ----------------------
    Gregory C. Johnson

/s/ Jean B. Keffeler*                Director
    ----------------------
    Jean B. Keffeler

/s/ Thomas R. McBurney*              Director
    ----------------------
    Thomas R. McBurney

/s/ Jeryl A. Millner*                Director
    ----------------------
    Jeryl A. Millner

/s/                                  Director
    ----------------------
    Thomas V. Nicolosi

/s/ David K. Stewart*                Vice President and Controller
    ----------------------
    David K. Stewart


/s/ Michael R. Woodward*             Director
    ----------------------
    Michael R. Woodward

* Signed pursuant to Power of Attorney, dated Jan. 2, 2007, filed electronically herewith as Exhibit 13., by:

/s/ Mary Ellyn Minenko
-------------------------------------
    Mary Ellyn Minenko
    Assistant General Counsel

           CONTENTS OF INITIAL REGISTRATION STATEMENT NO. 811-07475

This Initial Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus.

Part B.

         Statement of Additional Information.

         Financial Statements.

Part C.

         Other Information.

         The signatures.